
PASTA/SAUCE
FISH/MEAT
BEANS/RICE
HISPANIC
HOT CHOCOLATE
COFFEE/TEA

A year of progress. A future of promise.

Spartan Stores, Inc. Annual Report 2004

Spartan Stores

It was a year of important work and critical decisions. Of leadership and team building. Of "back to basics" retail execution and fundamental shifts in business philosophy. Of significant progress toward rebuilding Spartan Stores as a regional leader in the grocery industry with a promising and bright future.


Potato Chips
shredded wheat
rice
potatoes



Contents

Financial Highlights

The results of our discontinued operations are reflected separately in the consolidated financial statements and in the table below.

(In thousands, except per share data and ratio)	Fiscal Year 2004	Fiscal Year 2003	Fiscal Year 2002
Net sales	$ 2,054,977	$ 1,975,677	$ 2,112,599
Gross margin *	378,616	366,795	397,043
Operating earnings (loss) *	12,562	(38,358)	31,293
Net (loss) earnings *	(6,698)	(122,332)	9,847
Basic (loss) earnings per share	(0.33)	(6.15)	0.50
Shareholders' equity	105,667	109,632	231,492
Total assets	392,511	556,306	760,591
Long-term debt, including current maturities	128,793	220,411	321,161
Investment in working capital	34,214	87,164	115,631
Long-term debt to equity	1.18	1.68	1.28
Shares outstanding	20,092	19,999	19,766

* Fiscal 2004 gross margin and other income and expenses includes a charge for the implementation of a stock ledger inventory and margin management system of $3,744 ($2,434 after-tax) and a debt extinguishment charge of $8,798 ($5,719 after-tax), respectively. Fiscal 2003 and 2002 include asset impairment and exit costs of $47,711 ($31,076 after-tax) and $1,030 ($670 after-tax), respectively. Fiscal 2003 also includes a cumulative effect of a change in accounting principle of $41,600 ($35,377 after-tax).


Net Sales
Dollars in billions
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
2004
2003
2002


Long-Term Debt Including current maturities
Dollars in millions
$350
$300
$250
$200
$150
$100
2004
2003
2002


Gross Margin
Dollars in millions
$400
$350
$300
$250
$200
$150
2004
2003
2002


Investment in Working Capital
Dollars in millions
$125
$100
$75
$50
$25
$0
2004
2003
2002

To Our Shareholders



Fiscal 2004 has been a year characterized by individuals working diligently and collectively to produce significant financial and operational improvements. At the end of fiscal 2003, we established four organizational priorities and during the 12 months since setting those objectives, we have made substantial progress. Most notably, we reported an operating profit in three of the four fiscal 2004 quarters, leading to a $12.6 million operating profit for fiscal 2004, which compares to a $38.4 million operating loss in fiscal 2003. We expect this positive momentum to continue because our underlying business fundamentals are trending in a positive direction. Compared to the previous year, sales grew in each quarter of fiscal 2004, store traffic counts increased along with average customer basket size, sales per labor hour and inventory turns.

Sales growth is one of our most important objectives. The "back to basics" retail and distribution operating, marketing, and merchandising practices implemented this year reversed a trend of significant sales declines and, as of fiscal 2004 year end, led to four consecutive quarters of solid sales growth. Retail sales grew 4.8% and distribution sales increased 3.4% during fiscal 2004. Retail comparable store sales, a measure of internal growth, also grew by a strong 3.2% during the year. This progress was driven principally by a fundamental change in our retail business strategy. We moved from a vendor driven marketing strategy to one that is consumer centric. The strategic change drove the dramatic sales improvements in both our distribution and retail operations. We are, however, not resting on our recent progress, but will continue to implement these highly successful marketing and merchandising practices across our entire retail store base. Our successful retail strategies caught the attention not only of our retail customers, but also existing and prospective distribution customers. Our business philosophy of partnering with distribution customers by sharing retail practices and ideas helped gain new accounts, led to higher sales penetration with existing customers, and will continue to help attract new customers and improve sales growth.

Aligning our cost structure to industry standards was another key priority this past year. Our progress was clearly visible by the decline in our fiscal 2004 operating expenses expressed as a percentage of sales. This brings our cost structure closer to existing industry standards and strengthens our long-run competitive market position. Although we are leaner and operating more efficiently, our service and quality standards have never been higher. Operating performance and efficiency metrics such as store customer counts, sales per transaction, distribution service levels, and warehouse cases per man hour have all improved during fiscal 2004.

Strengthening our financial position was also a major priority. Total long-term debt at March 27, 2004 declined by $91.6 million, or 41.6%, from the balance at March 29, 2003. As a percentage of total capital, long-term debt improved to 54.9% at fiscal 2004 year end compared with 66.8% at the end of fiscal 2003. Proceeds from the divestiture of under-performing retail stores, the sales of our non-core convenience store distribution operations and incremental improvements in cash generated from operations were used to reduce bank debt. During the year, we also reached a significant milestone by refinancing our long-term debt. We replaced our former credit facility with a $185 million, four year facility, which gives us more financial flexibility.

Restoring profitability in our retail operations by turning category management into a more disciplined science throughout our organization continues to be a critical objective. To achieve this goal, we recruited very talented executive leaders with strong category management expertise. As a result, two highly skilled retail grocery veterans now lead our category management improvement efforts. Under their leadership, we began a system-wide store product flow, merchandise reset, and facility improvement effort focused on our consumer centric business strategy. Consequently, 16 of our conventional grocery stores and all 21 *The Pharm* deep-discount food and drug locations were re-merchandised during fiscal 2004 and we will complete work on an additional 13 supermarkets during fiscal 2005.

Our category management initiatives began with an assessment of key product categories which constitute nearly 50 percent of our sales volume. This assessment led us to develop more sophisticated tactics for certain categories that will help improve long-run sales growth, profit margins, and consumer loyalty. We expect to roll-out these tactics to all key categories by the end of fiscal 2005. This important operating



change contributed to the consistent sales improvements reported during fiscal 2004 and will be a key component of our continued sales growth success.

Looking forward, substantial opportunities remain to continue our financial and operational performance improvements. We expect these improvements to continue as we move into the next phase of our strategic business plan. Elements of the plan include continuing to push our category management practices to all levels within our organization and to capitalize on our most valuable, yet under-developed organizational assets. Our Spartan corporate brand products are one of the most widely recognized and sought after consumer corporate brand in the state of Michigan. This valuable but under-developed asset represents a significant sales and profit performance improvement opportunity. We just began efforts to advance the development of our brand by hiring two highly respected corporate brand management companies to assist in supply sourcing and marketing. Collectively, we expect to drive down sourcing costs, while improving corporate brands sales penetration in our retail and distribution businesses. The expected improvement in corporate brand product sales and costs will help enhance our long-run profitability.



We also have a great opportunity to improve our sales penetration with existing distribution customers. We are the largest grocery distributor in the state of Michigan and possess an outstanding service quality reputation. However, many of our retailers have purchase concentrations that can improve dramatically. Consequently, a great opportunity exists for organic growth, which carries with it a substantial profit opportunity. Michigan's geography also happens to provide a natural barrier to entry, which raises our competitors' cost of distribution. This represents a tremendous undeveloped business opportunity which we intend to aggressively pursue.

Other elements of the strategic business plan will include a greater emphasis on shrink control, particularly at our *The Pharm* retail stores, and a continuing program to refresh our existing store base and to capitalize on existing operational improvement opportunities. We will also launch our first comprehensive marketing program to promote our "neighborhood market" strategy. The program will create a stronger retail store brand identity among consumers, which emphasizes our convenient store locations, friendly personal service, quality merchandise, and quick shopping experience. The campaign will be a well coordinated effort that ties all elements of marketing, merchandising, pricing, advertising, and the in-store experience under a common theme. Our distribution operation will implement a slow moving warehouse, begin utilization of voice selection technology, and launch initiatives to better leverage our wholesale buying power.

A discussion of the grocery industry would not be complete without commenting on the highly competitive market environment and our ability to withstand competition from national chains and mass-retailers. We expect two to four additional supercenters to open in locations which will affect our corporate owned stores during fiscal 2005. However, we have demonstrated our ability to grow sales despite these supercenter openings as six opened in our markets during the past two years. We are confident in our ability to coexist with the supercenters as retail product price gaps continue to narrow and we provide customers with a distinct "neighborhood market" shopping experience that is not currently available at the mass-merchandise retail formats.

We are excited about Spartan Stores long-term future as we continue to strengthen our retail market position, capitalize on our most valuable, but under-developed assets, and raise our category management practices to a higher level throughout our organization.

We look forward to executing the next phase of our strategic business plan and are sincerely grateful for the continuing support of our customers, associates, suppliers and shareholders.

Sincerely,

Craig C. Sturken

Craig C. Sturken
Chairman, President and Chief Executive Officer

Company Profile

partan Stores, is a leading regional grocery distributor that also operates 75 retail stores in Michigan and Ohio. The Company is the largest grocery distributor in the state of Michigan and ranks as the eighth largest distributor in the United States. Spartan's retail stores hold strong market share positions in its primary grocery markets of western and northern Michigan. For fiscal 2004, the distribution operations generated 55 percent of the Company's consolidated net sales with the retail operations accounting for the remaining 45 percent.

Grocery distribution

Spartan Stores distributes approximately 40,000 national brand and 1,800 corporate brand grocery and general merchandise products to more than 400 grocery stores, which includes 330 independently owned grocery stores and its 75 corporate owned stores.

The Company distributes products to its Michigan customers from two distribution centers located in Grand Rapids and Plymouth, Michigan. The distribution facilities consist of approximately 1.6 million square feet of storage space. The Grocery Distribution segment generated net sales of $1,132.4 million in fiscal 2004.



Retail supermarkets

The Company operates 54 supermarkets in Michigan under the banners *Family Fare Supermarkets* and *Glen's Markets*. The stores average approximately 38,000 square feet and have a "neighborhood market" focus that emphasizes personal service and market specific products to distinguish them from supercenters and limited assortment stores.

The Company's marketing approach stresses its convenient store locations, demographically targeted products, quality perishables, high customer service, value pricing, and community involvement.

The Pharm deep-discount food and drug stores

Our 21 *The Pharm* stores offer a unique combination of a full-service pharmacy, general merchandise and basic food offerings in stores that average approximately 29,000 square feet. These stores operate under a deep-discount format in contrast to traditional supermarkets or drug stores. This distinct format has a more limited product selection, but emphasizes everyday low prices on quality merchandise. *The Pharm* stores' products and services include high-quality pharmacy services, a large selection of discounted health and beauty aids, cosmetics and basic grocery items. The grocery section features refrigerated and frozen foods, snacks and a limited range of fresh foods such as packaged meats, produce and dairy items. The Retail segment, which includes *The Pharm* deep-discount food and drug stores, generated net sales of $922.6 million for fiscal 2004.


Spartan
taste the difference

A new look. For an important product line.

It's the corporate brand that bears our name. And since 1953, it's been a staple in homes across the regions we serve. For shoppers and their families it has long symbolized the high quality and value that are integral to the Spartan Stores corporate brand products.

This year, as part of our efforts to strengthen the company's position in a competitive multi-brand marketplace, and to help re-establish our role as a market leader, we completed a redesign of the logo and packaging for all Spartan brand products.

It's a bold design. With a traditional foundation.

As a result of its new look, the Spartan corporate brand is stronger, fresher--better than ever.

Clean, smart and contemporary, the new look focuses on freshness, and on product images that convey the quality of our products. At the same time, it harkens back to the company's long history of delivering high-quality products at affordable prices.

It's consumer tested. And approved.

As part of the redesign of the Spartan corporate brand label, we performed consumer research to gauge public opinion on where our brand stood, and on what shoppers would think of its new appearance—how that appearance would attract consumers to the brand and help strengthen the company in the marketplace.

The results told us that today's shoppers know Spartan brand products, and they know them well. The research also told us the new design comes at the right time. Consumers want the new packaging. And they like what they see. It should not only help boost sales, but also reinforce Spartan Stores' reputation for high quality and value.

It's on the shelves. It's making a difference.

The new Spartan corporate brand packaging rolled out in the fall of 2003. Backed by compelling, hard-hitting point-of-sale materials, the new look has already helped reestablish Spartan as the brand shoppers turn to for high quality, variety and guaranteed goodness. It is also going a long way toward helping us compete effectively, on the shelf, in today's multi-brand market.

The research findings:

- In Michigan, the Spartan corporate brand has 98 percent recognition
- Nine out of 10 shoppers say the new label is more appealing than the former label
- Consumers prefer the new label six to one over the former label
- Consumers perceive products with the new label as having "better quality" than those with the former label


shredded
wheat
cups
rice
granola bars
pancake
apple juice
grape juice
great northern
beans
orange juice
toaster
pastries
peanut butter
ketchup
Spartan
juice
vegetable oil
pie filling
pasta sauce

A discussion with David Staples, Executive Vice President and Chief Financial Officer

Q. Spartan Stores reported strong sales growth and improved profitability in fiscal 2004. Do you expect to achieve the same strong sales growth and continued profitability improvement in fiscal 2005?

A. Our fiscal 2004 sales growth was above industry averages and directly attributable to our renewed consumer centric retail business strategy, our intense focus on category management and the rationalization of stores in our Ohio market which benefited *The Pharm* operations. While there is still room for us to improve, we expect future sales growth rates to moderate and settle at a sustainable rate more in line with industry averages as a result of the competitive landscape, the developing trend requiring individuals to refill maintenance prescriptions by mail order, and our cycling of the store rationalization effort. With regards to profitability, we expect to see significant improvement over fiscal 2004 results. The improvement will be driven by increasing our sales volume and continued expense leverage.

Q. How has the new credit facility helped to improve Spartan's financial flexibility?

A. Securing our new credit facility required a tremendous organizational effort and we are certainly pleased to have that milestone behind us. As part of our financial restructuring, we paid down more than $91 million in long-term debt and secured our new credit facility. Borrowings under our revolving facility are now tied directly to our asset base and the terms of the agreements provide us with much more flexibility than we had under our previous relationship. The new credit facility provides us with ample capital to finance our expected operational and capital expenditure needs, and to fuel continued sales growth.

The grocery industry has traditionally been able to support a higher level of debt than other industries due to the stable nature of its cash flow. We believe that as our operational performance continues to improve we will have access to the capital required to meet our growth needs as opportunities become available.

Q. The grocery industry requires capital expenditures to maintain physical store appearances and to employ advanced information technology systems. How would you characterize Spartan's capital needs in these two critical areas?

A. We are pleased with the current status of our retail store, distribution facility and information technology infrastructure. From a retail store perspective, we are in the middle of a store remodel and reset program where we have completed 16 supermarkets and all 21 *The Pharm* stores during fiscal 2004. We expect to finish an additional 13 supermarkets in fiscal 2005 and will work aggressively to complete the remaining locations by the end of fiscal 2006.

Information systems are critical to success in the grocery industry because of the need to track customer spending patterns, profitability by product and category, and to manage our investment in working capital. We recently installed an enhanced retail margin and inventory management system that will greatly improve our ability to measure key drivers of profitability. The system will also result in more timely measures of ending inventory values. Late in fiscal 2003, we completed the installation of an integrated Point of Sale (POS) system at all of our 75 retail stores, and moved these stores to a common in-store system platform. This integration improved our ability to set and track pricing and to assess profitability across our entire store base. During the same time period, we standardized and upgraded our warehouse information systems, bringing all facilities under a single platform.

Looking forward over the next one to two years, we plan to implement system assisted ordering and perpetual inventories for our retail operations, and voice activated selection for our distribution operations. We expect to achieve these improvements without significant incremental expenditures, primarily as a result of the strong infrastructure currently in place.

A discussion with Dennis Eidson, Executive Vice President Marketing and Merchandising

Q: Wal-Mart has rapidly become the nation's largest grocery retailer. How will Spartan's retail operations and independent customers compete with Wal-Mart?

A: Spartan retail supermarkets and independent retail customers have had the heritage of being "neighborhood markets" before the concept became mainstream. We are committed to providing our consumers with a shopping experience that is tailored to their neighborhood and combines outstanding access, service, and a targeted promotional program.

Our personalized service and friendly associates when combined with an aggressive promotional plan, provide a distinctly differentiated shopping experience for our customers. In addition we have spent a great deal of time and effort training our merchandising team on category management principles which has significantly improved our product offering.



Q: What has been the most significant strategic change in Spartan's business philosophy?

A: Our financial performance dramatically improved during the past year, despite operating in the most intense competitive environment in our company's history. This improvement is due to a philosophical and strategic change in how we do business. We have made the consumer central to all of our business decisions. We now use sophisticated consumer buying and market intelligence data to drive our category management process and our marketing and merchandising programs. This strategy helps to ensure that we stock, at our distribution centers and our owned stores, the products that consumers want most at good and recognizable values. It's a win for our retail consumers, a win for our distribution customers and a win for us.

Q: Category management will be critical to the Company's future success in both its distribution and retail operations. Why is category management so vital, and what will be necessary to take this discipline to a higher level?

A: Category management is a process that puts the consumer at the center of every decision made relative to product assortment, placement, promotion and pricing. Consumer research has given us an understanding of customer needs, which has enabled us to properly assign a strategic role for each and every category of products that we offer. Through the use of syndicated data our merchandising team now has the ability to tailor our offerings to meet specific consumer demands consistent with the category role, which optimizes sales and profitability.

We now possess the organizational expertise necessary to raise our proficiency in this discipline, but getting it to a higher performance level will require us to embed these practices through every level of our organization. Our associates are being exposed to and educated in these methods each and every day. Associates at each level in our organization are embracing these new practices with great enthusiasm as they develop a better understanding of these principles and witness the positive effect on sales volume, store traffic, and sales per transaction.

Board of Directors



Pictured from left to right: Elizabeth A. Nickels, Dr. Frank M. Gambino, M. Shân Atkins, Timothy J. O'Donovan, Gregory P. Josefowicz, Kenneth T. Stevens, James F. Wright, and Craig C. Sturken.

Board of Directors

Craig C. Sturken
Chairman, President and Chief Executive Officer
Spartan Stores, Inc.

M. Shân Atkins
Managing Director
Chetrum Capital LLC - a private investment firm.

Dr. Frank M. Gambino
Director of the Food Marketing Program
Western Michigan University

Gregory P. Josefowicz
Chairman, President and Chief Executive Officer
Borders Group, Inc., a leading global retailer of books, music and movies with more than 1,200 Borders Books & Music and Waldenbooks stores worldwide generating annual sales of $3.7 billion. Traded on NYSE.

Elizabeth A. Nickels
Executive Vice President and Chief Financial Officer
Herman Miller, Inc. - a global and industry leading office furniture manufacturer. Traded on NASDAQ.

Timothy J. O'Donovan
President and Chief Executive Officer
Wolverine World Wide, Inc. - a global footwear design, manufacture, and marketing company. Traded on NYSE.

Kenneth T. Stevens
Chief Executive Officer
Express - a retail clothing division of Limited Brands, Inc. operating over 950 retail stores. Limited Brands, Inc. is traded on NYSE.

James F. Wright
President and Chief Operating Officer
Tractor Supply Company - largest operator of retail farm equipment and supply stores in the U.S. with 487 retail locations. Traded on NASDAQ.

Corporate Officers

Craig C. Sturken
Chairman, President and Chief Executive Officer

David M. Staples
Executive Vice President and Chief Financial Officer

Dennis Eidson
Executive Vice President Marketing and Merchandising

Mark C. Eriks
Executive Vice President Support Services

Theodore C. Adornato
Executive Vice President Retail Operations

David deS. Couch
Vice President Information Technology

Sally J. Lake
Vice President Marketing

Thomas A. Van Hall
Vice President Finance

Executive Overview

Spartan Stores is a leading regional grocery distributor and grocery retailer, operating principally in Michigan and Ohio.

We currently operate two reportable business segments: Retail and Grocery Distribution. Our Retail segment operates 54 retail supermarkets in Michigan under the banners *Family Fare Supermarkets* and *Glen's Markets* and 21 deep-discount food and drug stores in Ohio and Michigan under the banner *The Pharm*. During fiscal 2004 we consolidated the number of banner names that we operate our retail supermarkets under from six to two. We believe that the consolidation of our banner names will provide a stronger, more unified retail store brand identity, enhanced customer loyalty, a streamlined operating structure and the ability to deliver more concise, cohesive and effective advertising, which will improve our financial performance. Our retail supermarkets have a "neighborhood market" focus to distinguish them from supercenters and limited assortment stores. Our deep-discount food and drug stores offer a unique combination of full-service pharmacy, general merchandise products and basic food offerings. Our Grocery Distribution segment provides a full line of grocery, general merchandise, frozen and perishable items to over 400 stores, including 330 independently owned grocery stores and 75 corporate owned stores.

For fiscal 2004, we established four key management priorities we believed were central to our ability to refocus our organization on profitable growth. We have made significant progress towards achieving these short-term goals, which has provided stability to our business and allowed us to focus on future profitable growth. A summary of our goals and results follows:

1. Focus the Company on distribution and retail sales growth: For the year ended March 27, 2004, sales at our Grocery Distribution segment increased by 3.4% and sales at our Retail segment increased by 4.8%.

2. Restore retail operations to profitability by installing category management as a way of life: Category management, with the focus on the consumer, is now part of everything that we do. The Retail segment's operating losses have narrowed for the last three quarters. We believe that utilizing and expanding our category management principles throughout the organization combined with other initiatives will return the Retail segment to operating profitability in fiscal 2005.

3. Align operating cost structure with industry standards: Senior management worked throughout the year to implement cost containment initiatives and improve efficiencies, which coupled with corporate staff reductions in the first and third quarters of fiscal 2004, reduced SG&A over the last two quarters by $2.6 million compared to the prior year.

4. Strengthen financial position by rationalizing underperforming assets: During the first and second quarters of fiscal 2004, we sold and/or closed all remaining *Food Town* supermarkets. In addition, during the first and fourth quarters, we sold substantially all of the assets of our convenience distribution operations, L&L/Jiroch Distributing Company ("L&L Jiroch"), J.F. Walker Company ("J.F. Walker") and United Wholesale Grocery Company ("United"). These transactions were the primary drivers that allowed us to reduce interest bearing debt by $91.6 million during fiscal 2004.

In addition to these accomplishments, we also completed the refinancing of our bank facilities during the third quarter. Completion of this refinancing has been a major focus of the management team and its completion provides us with improved financial flexibility.

Our strategic focus during fiscal 2005 will be on the customer. The customer will be at the forefront of all of our decisions. In conjunction with this focus, we have developed five "Phase I" priorities of our long-term strategic plan to attain our goals, they are:

- Establish operational excellence: Become the very best we can be at every level, in every department, every day.
- Rationalize the offer: Make what Spartan Stores offers to the marketplace a stronger, better - more compelling product.
- Maximize existing customer base: Grow sales to distribution and retail customers.
- Create a low cost structure: Be cost conscious and efficient in everything we do.
- Align the organization: Streamline and focus our company to meet the challenges we face together, in a positive, united manner.

While we expect to return to net profitability during fiscal 2005, we will be faced with competitive store openings in several of the key markets we serve. While we believe that we have developed strategies to combat these competitors, the effectiveness of our strategies will affect our actual financial performance.

Results of Operations

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales and the year-to-year percentage change in dollar amounts:

	Percentage of Net Sales			Percentage Change	
	March 27, 2004	March 29, 2003	March 30, 2002	2004/2003	2003/2002
Net sales	100.0	100.0	100.0	4.0	(6.5)
Gross margin	18.4	18.6	18.8	3.2	(7.6)
Selling, general and administrative expenses	17.8	18.1	17.3	2.4	(2.0)
Provision for asset impairments and exit costs	-	2.4	0.0	(100.0)	*
Debt extinguishment	0.4	-	-	*	*
Other	0.6	0.9	0.7	(22.4)	15.9
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(0.4)	(2.8)	0.8	(83.4)	*
Income taxes	(0.1)	(1.0)	0.3	(83.4)	*
(Loss) earnings from continuing operations	(0.3)	(1.8)	0.5	(83.5)	*
Loss from discontinued operations, net of taxes	(0.0)	(2.6)	(0.0)	(98.5)	*
Cumulative effect of a change in accounting principle	-	(1.8)	-	(100.0)	*
Net (loss) earnings	(0.3)	(6.2)	0.5	(94.5)	*

* Percentage change is not meaningful

Results of Continuing Operations for the Fiscal Year Ended March 27, 2004 Compared to the Fiscal Year Ended March 29, 2003

Net Sales

Net sales increased $79.3 million, or 4.0%, from $1,975.7 million in fiscal 2003 to $2,055.0 million in fiscal 2004.

Net sales in our Grocery Distribution segment, after intercompany eliminations, increased $37.2 million, or 3.4%, from $1,095.2 million to $1,132.4 million. The increase resulted primarily from new customer sales of $38.9 million.

Net sales in our Retail segment increased $42.1 million, or 4.8%, from $880.5 million to $922.6 million. Comparable-store sales increased by 3.2%. The sales increases were a result of improved merchandising and promotional programs driven by our focused category management efforts coupled with better operational excellence, sales from three stores open the entire fiscal year of $16.7 million, a shift in the Easter holiday from the fourth quarter of fiscal 2002 to the first quarter of fiscal 2004, the closure of our *Food Town* stores which transferred some business to select *The Pharm* locations and the closure of competing stores in three of our northern Michigan markets in the third quarter of fiscal 2004.

We appointed Craig C. Sturken as President and Chief Executive Officer effective March 3, 2003. Mr. Sturken was appointed Chairman of the Board of Directors in August 2003. Mr. Sturken has more than forty years of retail experience, including ten years as Chief Executive Officer of the Great Atlantic & Pacific Tea Company's Atlantic and Midwest regions. In addition, we hired Dennis Eidson as Executive Vice President Marketing and Merchandising in March 2003 and Ted Adornato as Executive Vice President Retail Operations in December 2003. Both Mr. Eidson and Mr. Adornato have over 20 years of experience in the food industry. The new management brings strong leadership and experience in merchandising, marketing and retail store operations that we believe has improved our category management efforts, sales trends and operating results.

We reported increased year-over-year sales in both of our segments for all four quarters during fiscal 2004. This growth is despite increasing competition from supercenters and other retailers. During the past year, four supercenters have opened in markets where we operate corporate owned stores, and we expect the opening of two additional supercenters during fiscal 2005. We believe that our improved marketing and merchandising practices and the continued weakening of conventional food competitors will allow us to sustain our growth, but at rates closer to industry averages. We are forecasting fiscal 2005 consolidated net sales to improve between 1.0% and 3.0%, with comparable-store sales of flat to 1.5%.

Gross Margin

Gross margin represents sales less cost of goods sold, which include purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of goods sold when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Gross margin increased by $11.8 million, or 3.2%, from $366.8 million to $378.6 million. As a percent of net sales, gross margin decreased from 18.6% to 18.4%. Gross margin was negatively impacted by a $3.7 million (0.2% of net sales) inventory adjustment due to the implementation of a stock ledger inventory and margin management system that significantly enhances our ability to calculate and track gross margin and inventory balances on a weekly basis. The stock ledger automatically captures purchase costs, retail prices and markdowns at the transaction level, making our inventory valuation estimates more precise and improving accountability for results of our merchants and store operators.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consist primarily of salaries and wages, employee benefits, warehousing costs, store occupancy costs, utilities, equipment rental, depreciation and other administrative costs.

SG&A expenses increased $8.7 million, or 2.4%, from $357.4 million to $366.1 million, and were 17.8% of net sales compared to 18.1% last year. The increase in SG&A is due to the following:

- Increased sales volume driving an increase in SG&A of approximately $6.1 million
- $1.4 million related to the retirement distribution to the former Chief Executive Officer
- Increases in operating costs associated with operating three new stores that opened in the last half of fiscal 2003 of approximately $2.9 million
- Severance costs associated with corporate staff reductions during the first and third quarters of fiscal 2004 of $1.4 million, partially offset by savings in salaries and benefits related to the reductions
- General increases in other compensation and benefit costs

Partially offsetting these increases was a reduction in pension expense due to the temporary suspension of service and transition credits for our defined benefit plan.

The accrual of service and transition credits have been reinstated for fiscal 2005, however, effective January 1, 2004, an amendment was made to our defined benefit plan, reducing service credits for certain participants. We expect pension expense to be approximately $2.6 million in fiscal 2005.

Interest Expense

Interest expense from continuing operations decreased $3.9 million, or 22.5%, from $17.3 million to $13.4 million, and was 0.7% of net sales compared to 0.9% last year. Total average borrowings decreased to $174.6 million from $270.8 million as a result of debt repayments primarily generated from the divestiture of non-core business activities.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 87-24, "Allocation of Interest to Discontinued Operations," interest was allocated to discontinued operations based on the interest on debt that will be required or was required to be repaid as a result of disposal transactions. Interest expense of $1.9 million and $8.6 million was allocated to, and is included in, loss on discontinued operations in the Consolidated Statements of Operations for fiscal 2004 and fiscal 2003, respectively. Interest expense allocated to discontinued operations decreased in fiscal 2004 due to the effect of debt paydowns as a result of the disposal of certain discontinued operations during the fiscal year.

The decrease in interest expense from continuing operations was primarily due to the refinancing of our bank agreement during the third quarter and reductions in covenant waiver and compliance fees. Interest expense was $2.8 million lower during the fourth quarter of fiscal 2004 as compared to fiscal 2003. Fiscal 2003 also included a $0.7 million charge made in accordance with Statement of Financial

Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which required us to recognize a portion of our interest rate swap exposure as interest expense. This expense had previously been included in accumulated other comprehensive income (loss) ("AOCI") in the shareholders' equity section of the Consolidated Balance Sheets.

The weighted average interest rate decreased to 8.77% for fiscal 2004 from 9.59% for fiscal 2003.

Debt Extinguishment

We recorded a non-cash, pre-tax charge of $8.8 million during the third quarter of fiscal 2004 as a result of our debt refinancing. This charge was for unamortized bank fees associated with previous financing activities.

Results of Continuing Operations for the Fiscal Year Ended March 29, 2003 Compared to the Fiscal Year Ended March 30, 2002.

Net Sales

Net sales decreased $136.9 million, or 6.5%, from $2,112.6 million in fiscal 2002 to $1,975.7 million in fiscal 2003.

We estimate that fiscal 2002 sales were higher than fiscal 2003 sales by approximately $7.4 million due to the two Easter holidays in fiscal 2002. Fiscal 2003 did not include an Easter holiday. Excluding the estimated effect of the early Easter holiday during fiscal 2002, net sales decreased 6.3%, from $2,072.1 million to $1,942.6 million.

Net sales in our Grocery Distribution segment, after intercompany eliminations, declined $85.4 million, or 7.2%, from $1,180.6 million to $1,095.2 million. The decrease resulted from the weak Michigan economy, the ineffectiveness of our previous promotional program canceled in October 2002, increased competitive conditions affecting our distribution customers and the loss of a customer in the second quarter of fiscal 2002 which generated sales of $25.7 million in fiscal 2002. The shift in the Easter holiday, noted above, also accounted for a 0.1% decline.

Net sales in our Retail segment decreased $51.5 million, or 5.5%, from $932.0 million to $880.5 million. Comparable-store sales decreased by 7.0%. The sales decreases were driven by increased competitive conditions, a shift in the Easter holiday from the fourth quarter of fiscal 2002 to the first quarter of fiscal 2004, representing a 0.3% decline, and the weak economic environment in Michigan.

Gross Margin

Gross margin decreased by $30.2 million, or 7.6%, from $397.0 million to $366.8 million. As a percent of net sales, gross margin decreased from 18.8% to 18.6%. The decreases were primarily the result of more aggressive promotional activities in both segments to respond to the increasingly competitive market conditions and to protect market share.

Selling, General and Administrative Expenses

SG&A expenses decreased $7.3 million, or 2.0%, from $364.7 million to $357.4 million, and were 18.1% of net sales in fiscal 2003 compared to 17.3% in fiscal 2002. SG&A expenses decreased primarily as a result of improved labor productivity in both segments. Also contributing to the decrease in SG&A expenses was the elimination of goodwill amortization expense in the Retail segment. In fiscal 2002, goodwill amortization expense was $3.3 million. Offsetting these decreases were SG&A expenses of $6.2 million related to the addition of three new retail supermarkets in fiscal 2003 and severance of $0.9 million associated with staffing reductions made in fiscal 2003.

Asset Impairments and Exit Costs

In fiscal 2003, asset impairments and exit costs consist of goodwill impairment of $43.2 million, other long-lived asset impairments of $1.6 million and exit costs of $2.9 million. Based on unfavorable operating results through the third quarter of fiscal 2003, the earnings forecast was revised and a valuation of the Retail segment was conducted. Fair value was determined based on the discounted cash flows and comparable market values for the segment. As a result of the impairment analysis, a loss was recorded to reduce the carrying value of goodwill at the Retail segment to its implied fair value. The other long-lived asset impairments and exit costs relate to the closure of an administrative office for our Retail segment. In fiscal 2002, asset impairments and exit costs consisted primarily of exit costs related to the closure of underperforming stores.

Interest Expense

Interest expense from continuing operations increased $0.1 million, or 0.4%, from $17.2 million to $17.3 million, and was 0.9% of net sales compared to 0.8% last year. Total average borrowings decreased to $270.8 million from $333.6 million as a result of debt repayments.

Interest expense of $8.6 million and $9.3 million was allocated to, and is included in, loss on discontinued operations in the Consolidated Statements of Operations for fiscal 2003 and fiscal 2002, respectively. Allocated interest expense decreased in fiscal 2003 due to the effect of debt paydowns as a result of the disposal of certain discontinued operations, partially offset by an increase in the interest rate.

The increase in interest expense from continuing operations was primarily due to a $1.2 million fee incurred for a covenant compliance waiver and a $0.7 million charge made in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which required us to recognize a portion of our interest rate swap exposure as interest expense. This expense had previously been included in AOCI in the shareholders' equity section of the Consolidated Balance Sheets. These increases were almost entirely offset by lower average borrowings.

The weighted average interest rate (including the effect of interest rate swap agreements) increased to 9.59% for fiscal 2003 from 8.02% for fiscal 2002 partially due to bank waiver and compliance fees.

Interest Income

Interest income decreased $0.9 million, or 56.0%, from $1.6 million in fiscal 2002 to $0.7 million in fiscal 2003. The fiscal 2002 balance includes $0.4 million in interest related to federal income tax refunds for prior years' filings. Interest income was adversely impacted by lower interest rates in fiscal 2003.

Other, Net

Other, net decreased by $1.4 million, or 97.6%, from $1.4 million in fiscal 2002 to $0.0 million in fiscal 2003. During fiscal 2002, Other, net consisted primarily of a $1.4 million gain on sales of stock held in a supplier and a service provider.

Income Taxes

Our effective tax rate increased from 32.3% for fiscal 2002 to 34.9% for fiscal 2003. During the second quarter of fiscal 2002, we reached a settlement with the Internal Revenue Service regarding certain deductions taken in prior years. The resulting refund reduced income tax expense by $0.7 million, resulting in a lower effective tax rate in fiscal 2002.

Discontinued Operations

Retail Operations

In March 2003, we announced our decision to close 13 *Food Town* stores and our plans to either sell or close our remaining 26 *Food Town* stores. During fiscal 2004, we completed the sale of 24 *Food Town* stores for net proceeds of $42.1 million that were used to reduce outstanding borrowings and pay related transaction expenses. Stores not sold have been closed. Additionally, we had closed six *Food Town*, two *Family Fare Supermarkets*, one *Glen's Markets* and four *The Pharm* stores earlier in fiscal 2003. As a result of these actions, the results of operations of the *Food Town* stores and other stores closed during fiscal 2003 have been classified as discontinued operations in the consolidated financial statements. Discontinued retail operations include asset impairments and exit costs of $5.8 million and $53.5 million in fiscal 2004 and fiscal 2003, respectively. See Note 4 to the consolidated financial statements.

Convenience Distribution Operations

During the fourth quarter of fiscal 2004, we completed the sale of the operating assets of United. Proceeds received on the sale of these assets of $16.9 million were used to reduce outstanding borrowings and operating liabilities and pay related transaction expenses in the fourth quarter. The asset sale included a continuing supply agreement between Spartan Stores and the new owner; however, this supply agreement does not constitute a significant continuing involvement, as defined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As such, the operations and discontinued cash flows of United have been eliminated from the ongoing operations of Spartan Stores.

During the first quarter of fiscal 2004 we completed the sale of substantially all the assets of L&L/Jiroch and J.F. Walker to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities. The net proceeds were used to reduce outstanding borrowings.

Grocery Distribution Operations

We consolidated our Toledo, Ohio distribution operations into our Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the *Food Town* stores and consolidate *The Pharm* stores distribution into our Michigan facilities, the operations related to these facilities have been classified as discontinued operations in the consolidated financial statements. Discontinued grocery distribution operations include asset impairments and exit costs of $0.7 million and $9.7 million in fiscal 2004 and fiscal 2003, respectively.

Real Estate Operations

In fiscal 2004 and 2003, we sold properties representing substantially all of the remaining assets and operations of our former Real Estate segment; accordingly, we have reported the results of operations of the discontinued components of the Real Estate segment and the net gain (loss) on disposal as discontinued operations. The following table summarizes the sales activity for the discontinued real estate operations for preceding three fiscal years:

Fiscal Year	Number of properties sold	Net proceeds (in millions)	Pre-tax gain (loss) (in millions)
2004	2	$ 1.6	$ 0.6
2003	11	52.2	18.6
2002	2	8.6	(0.1)

Insurance Operations

At March 27, 2004, we had approximately $4.1 million remaining in insurance reserves for open claim liabilities related to policies that were not ceded (transferred) to an unrelated third party. We will remain obligated under these policies until all claims are closed and have retained an independent third party administrator to manage these claims. We have not issued policies since December 31, 2001 and retained liability only for those policies issued prior to September 1, 2000. In fiscal 2003, we recorded a charge of $1.5 million for additional amounts required to be paid to an unrelated third party for claim liabilities previously ceded based upon updated actuarial studies reflecting a larger than originally anticipated obligation. Net loss from insurance operations from the measurement date, January 2001, to March 27, 2004 totaled $2.8 million.

Discontinued operations generated sales of $320.0 million, $1,279.8 million and $1,397.7 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Total assets of discontinued operations were $8.6 million at March 27, 2004 and $127.1 million at March 29, 2003.

For all years presented, the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and all related financial and nonfinancial disclosures in the notes to the consolidated financial statements in this Annual Report have been adjusted and the discontinued operations information is excluded, unless otherwise noted.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts. On an ongoing basis, we evaluate our estimates, which are based on historical experience and on various other assumptions and factors that we believe to be reasonable under the circumstances. Based on our ongoing review, we will make adjustments as we consider appropriate under the current facts and circumstances.

We believe that the following represent the more critical estimates and assumptions used in the preparation of our consolidated financial statements.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we are no longer recording amortization expense related to goodwill, and instead goodwill is reviewed for impairment on an annual basis. We adopted the provisions of SFAS No. 142 on March 31, 2002. A non-cash goodwill impairment charge of $35.4 million, net of provision for tax benefit of $6.2 million, was recorded in the Retail segment as a cumulative effect of a change in accounting principle in the first quarter of fiscal 2003. In the third quarter of fiscal 2003, we recorded an impairment charge of $45.0 million (including $1.8 million in discontinued operations), prior to tax benefit of $15.7 million, in the Retail segment.

Fair value was determined based on the discounted cash flows and comparable market values of the segment. Determining market values using a discounted cash flow method requires that we make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates. Our judgments are based on historical experience, current market trends and other information. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in different outcomes. In estimating future cash flows, we rely on internally generated five-year forecasts for sales and operating profits, including capital expenditures and a 3% long-term assumed growth rate of cash flows for periods after the five-year forecast. We generally develop these forecasts based on recent sales data for existing operations and other factors. Based on our annual review during fiscal 2004, no goodwill impairment charge was required to be recorded. No goodwill impairment charge would be required even if the current estimate of future discounted cash flows was 10% lower.

Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets to be held and used are evaluated for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. No material impairments for long-lived assets to be held and used were determined to exist for fiscal 2004 or fiscal 2003.

Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less costs to sell. During fiscal 2004, asset impairment charges of $0.9 million were recorded in discontinued operations, prior to provision for tax benefit of $0.3 million. During fiscal 2003, asset impairment charges of $43.9 million (including $42.3 million in discontinued operations), prior to provision for tax benefit of $15.8 million, were recorded on assets at retail stores, office and warehouse facilities. The related assets are recorded in the Consolidated Balance Sheets as Property and equipment held for sale. Fair values are determined by independent appraisals, quotes or expected sales prices developed by internal real estate professionals. Estimates of expected sales prices are judgments based upon our experience, knowledge of market conditions and current offers received. Changes in market conditions, the economic environment and other factors can significantly impact these estimates. While we believe that the estimates and assumptions underlying the valuation methodology are reasonable, different assumptions could result in a different outcome.

Exit Costs

We record exit costs for closed stores that are subject to long-term lease commitments based upon the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease rentals that could be reasonably obtained for the property. Future cash flows are based on contractual lease terms and knowledge of the market in which the closed store is located. These estimates are subject to multiple factors, including inflation, ability to sublease the property and other economic conditions. Internally developed estimates of sublease rentals are based upon the market in which the property is located, the results of previous efforts to sublease similar property and the current economic environment. Reserves may be adjusted in the future based upon the actual resolution of each of these factors. At March 27, 2004 exit costs of $18.3 million (including $15.0 million in discontinued operations), which is net of approximately $5.6 million of estimated sublease rentals, have been recorded.

Pension

Accounting for defined-benefit pension plans involves estimating the cost of benefits to be provided in the future, based on vested years of service, and attributing those costs over the time period each employee works. The most significant factor affecting our pension costs is the fair value of plan assets and the selection of key assumptions, including the discount rate, expected return on plan assets, and rate of compensation increases used by our actuary to calculate our liability. We consider current market conditions, including changes in interest rates and investment returns, in selecting these assumptions. In fiscal 2004, we reduced our discount rate to 6.25% from 6.75%. We also lowered our expected return on plan assets to 8.50% from 8.75% based on the assumption that future returns will approximate the historical long-term rates of return for each asset class and our rate of increases in compensation decreased to 4.00% from 4.25% to reflect our long-term anticipated compensation trends. While we believe the assumptions selected are reasonable, significant differences in our actual experience, plan amendments or significant changes in the fair value of our plan assets may materially affect our pension obligations and our future expense.

The unfunded portion of our defined benefit plans was $3.2 million and $19.0 million for fiscal 2004 and fiscal 2003, respectively. The improvement in the unfunded balance during fiscal 2004 is a result of a decrease in the projected benefit obligation based on lower service costs, due to the freezing of the cash balance pension plan during fiscal 2004, the effect of plan amendments, company contributions and return on plan assets in excess of benefits paid during the year. The plan assets increased by 10.7% primarily due to market gains on assets and company contributions of $4.9 million partially offset by benefit payments during the year of $8.2 million.

Fiscal 2004 pension expense of $1.5 million includes $2.2 million of settlement expense related to the retirement of our former Chief Executive officer, staff reductions and the sale of discontinued operations. The settlement expense was partially offset by expected return on plan assets in excess of service and interest costs, amortization and deferrals and curtailment income of $0.2 million.

Liquidity and Capital Resources

The following table summarizes our consolidated statements of cash flows for fiscal 2004, fiscal 2003 and fiscal 2002:

(In thousands)

	March 27, 2004	March 29, 2003	March 30, 2002
Net cash provided by operating activities	$ 27,566	$ 20,230	$ 57,967
Net cash used in investing activities	(10,283)	(11,148)	(14,511)
Net cash used in financing activities	(6,922)	(47,570)	(21,393)
Net cash (used in) provided by discontinued operations	(20,988)	33,840	(15,686)
Net (decrease) increase in cash and cash equivalents	(10,627)	(4,648)	6,377
Cash and cash equivalents at beginning of year	23,306	27,954	21,577
Cash and cash equivalents at end of year	$ 12,679	$ 23,306	$ 27,954

Net cash provided by operating activities increased during fiscal 2004 primarily due to the receipt of a tax refund associated with net operating loss carrybacks of $9.3 million in the first quarter of fiscal 2004 and lower losses from continuing operations. These improvements were offset by reductions in accounts payable due to changes in the timing of interest payments associated with our new bank financing and vendor payments. The decrease in net cash provided by operating activities of continuing operations in fiscal 2003 is primarily the result of decreased earnings from continuing operations and changes in working capital related to the payment of supply fees to certain customers and an increase in inventory.

Net cash used in investing activities decreased in fiscal 2004 and fiscal 2003 due to reduced capital expenditure activity. Our Retail segment uses a majority, or 65.6%, 68.9% and 56.1% during fiscal 2004, fiscal 2003 and fiscal 2002, respectively, of our capital expenditure dollars. These capital expenditures are primarily spent on store refurbishments and new equipment. Under the terms of our senior secured revolving credit facility and our supplemental secured credit facility ("credit facilities"), should our available borrowings fall below certain levels, our capital expenditures are restricted to $22.0 million in fiscal 2005, increasing to $30.3 million per year by fiscal 2008. We expect capital expenditures to approximate $22.0 million in fiscal 2005. We are not currently governed by these restrictions, as discussed below.

Net cash used in financing activities includes cash paid and received from our long-term borrowings and the payment of financing fees associated with our new credit facilities. Our current maturities of long-term debt at March 27, 2004 are $4.2 million. Our ability to borrow additional funds is governed by the terms of our credit facilities, discussed below.

Net cash (used in) provided by discontinued operations contains the net cash flows of our discontinued operations and consists primarily of net proceeds received on the sale of assets, net of identifiable debt repayments, the payment of store exit cost reserves, partial year operating results and the payment of severance and related benefit accruals of employees that previously worked for discontinued operations. We expect the cash usage of our discontinued operations will be approximately $7.0 million in fiscal 2005 for the payment of store exit costs and other liabilities and will gradually decrease from that level over the next five years.

Our principal sources of liquidity are cash flows generated from operations and effective December 23, 2003, a $170.0 million senior secured revolving credit facility and a $15.0 million supplemental secured credit facility. These two credit facilities terminate on December 23, 2007, and are secured by substantially all of our assets. We recorded a charge of $8.8 million for unamortized bank fees associated with previous financing activities during the third quarter of fiscal 2004. Available borrowings under the credit facilities are based on stipulated advance rates on eligible assets, as defined in the credit agreements. The credit facilities contain covenants that include the maintenance of minimum EBITDA and maximum capital expenditures, as defined in the credit agreements. These covenants will not be effective as long as we maintain a minimum excess availability level, as defined in the credit agreements. We have available borrowings of $38.9 million at March 27, 2004 and maximum availability of $48.9 million, which exceeds the minimum excess availability levels. The credit facilities provide for the issuance of letters of credit of which $12.3 million were outstanding and unused as of March 27, 2004. The senior secured revolving credit facility bears interest at the Eurodollar rate plus 3.0% or the prime rate plus 0.75% (weighted average interest rate of 4.21% at March 27, 2004). The supplemental secured credit facility bears interest at a fixed 16.0% interest rate.

Prior to refinancing our outstanding bank debt, we had a $385.0 million senior secured credit facility pursuant to an Amended and Restated Credit Agreement dated July 29, 2002, as amended, consisting of (1) a revolving credit facility in the amount of $60.0 million, (2) a term loan A in the amount of $100.0 million, (3) an acquisition facility in the amount of $75.0 million and (4) a term loan B in the amount of $150.0 million.

The credit agreements which govern our credit facilities do not allow us to make "restricted payments." "Restricted payments" include cash dividends, as well as redemption of shares and a variety of other types of payments as defined in the bank credit agreements. The covenants in the bank credit agreements could allow for the payment of dividends in the future. However, we intend to use any net earnings generated from our operations to repay debt and to acquire additional retail operations. We do not anticipate paying any cash dividends for the foreseeable future.

We have in the past offered non-subordinated variable rate promissory notes to the public. Effective March 31, 2003, we suspended the promissory note program and all notes were repaid as of that date.

Our current ratio decreased from 1.38:1.00 at March 29, 2003 to 1.25:1.00 at March 27, 2004 and our investment in working capital improved to $34.2 million at March 27, 2004 from $87.2 million at March 28, 2003. The reduced investment is the result of store closings, divestiture activity and more effective working capital management.

Our long-term debt to equity ratio at March 27, 2004 improved to 1.18:1.00 from 1.68:1.00 at March 29, 2003. The improvement was primarily due to the reduction of long-term debt by $91.6 million, including current maturities, during fiscal 2004, partially offset by the current year net loss.

Our total capital structure includes borrowings under our credit facilities, various other debt instruments, leases and shareholders' equity. Management believes that cash generated from operating activities and available borrowings under the credit facility are sufficient to support current operations.

The table below presents our significant contractual obligations as of March 27, 2004:

(In thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 128,793	$ 4,177	$ 8,505	$113,123	$ 2,988
Operating leases	149,213	22,801	38,926	29,989	57,497
Lease and ancillary costs of closed stores	18,338	5,669	7,679	3,500	1,490
Purchase obligations (1)	368,703	230,433	105,723	11,822	20,725
Self-insurance liability	12,838	7,008	3,907	1,245	678
Other	1,287	1,287	-	-	-
Total	$ 679,172	$271,375	$164,740	$159,679	$ 83,378

(1) The majority of our purchase obligations involve supply contracts to purchase products for resale in the ordinary course of business. These contracts are typically cancelable and therefore only certain amounts have been included in the table above. The purchase obligations shown in this table represents the amount of product we are contractually obligated to purchase to earn $4.4 million in deferred contract monies received. If we do not fulfill these purchase obligations, we would only be obligated to repay the unearned deferred contract monies.

In addition to the above, we expect to contribute $0.8 million to our defined benefit plans in fiscal 2005 to meet the minimum funding requirements.

New Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No.145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." As a result, gains and losses from the extinguishment of debt should be reported as extraordinary items only if they meet the criteria of Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains and losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations for all periods presented. We adopted the provisions of SFAS No. 145 on March 30, 2003. The $8.8 million debt extinguishment charge was recorded in the loss from continuing operations as a result of adopting this statement.

Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of goods sold. If such payment is for assets or services delivered to the vendor, the cash consideration should be characterized as revenue, or if such payment is a reimbursement of costs incurred to sell the vendor's products, the cash consideration should be characterized as a reduction of that cost. EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers," provides additional guidance for adopting EITF Issue No. 02-16 relating to cash consideration received by a reseller in the form of reimbursement by the vendor for honoring the vendor's sale incentives offered directly to consumers (for example, coupons). When the four criteria specified in EITF Issue No. 03-10 are met, coupons offered directly to consumers should not be reported as a reduction of the cost of the reseller's purchases from the vendor. EITF Issue No. 02-16 was adopted on March 30, 2003 and EITF Issue No. 03-10 was adopted during the third quarter of fiscal 2004. The adoption of these Issues did not have a material impact on our financial statements.

In December 2003, the FASB issued a revision of Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Revised Interpretation") which defers the effective date of provisions for certain variable interest entities ("VIE"), provides additional scope exceptions for certain other variable interests, clarifies the impact of troubled debt restructurings on whether an entity is a VIE or which party is the primary beneficiary of a VIE and provides additional guidance on what constitutes a variable interest. We adopted the provisions of the Revised Interpretation relating to special-purpose entities in the third quarter of fiscal 2004 and adopted the provision for all other types of VIE's during the fourth quarter of fiscal 2004. The adoption of the Revised Interpretation did not have a material impact on our financial statements.

In December 2003, the FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("Revised SFAS 132") to improve financial statement disclosures for defined benefit plans. The Revised SFAS 132 requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. We are now required to provide additional disclosures, including, but not limited to, a breakdown of plan assets by category, a description of investment policies and strategies and target allocation percentages for these asset categories. We adopted the disclosure provisions of the Revised SFAS 132 in fiscal 2004.

In January 2004, the FASB issued FASB Staff Position ("FSP") FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act, signed into law in December 2003, introduces a prescription drug benefit under Medicare ("Medicare Part D") and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP FAS 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Act on its accumulated postretirement benefit obligation ("APBO") and net postretirement benefit costs, and if so, when and how to account for those effects. The Act introduces two new features to Medicare that a sponsor needs to consider when measuring its APBO and net periodic postretirement benefit costs: a subsidy to a plan sponsor that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and the opportunity for a retiree to obtain a prescription drug benefit under Medicare.

As permitted, we elected to defer the adoption of FSP FAS 106-1. Therefore, the APBO and net postretirement benefit costs disclosed in the financial statements do not reflect the impacts of the Act on the plan. The deferral will continue to apply until the specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending, and when issued, could require information previously reported in the financial statements to change. The Act is not expected to have a significant impact on our APBO or net postretirement benefit costs.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to industry related price changes on several commodities that we buy and sell in both our Grocery Distribution and Retail segments.

We are also exposed to interest rate risk on a portion of outstanding debt. The senior secured revolving credit facility bears interest at the Eurodollar rate plus 3.0% or the prime rate plus 0.75% (weighted average interest rate of 4.21% at March 27, 2004). An additional $3.1 million of our long-term debt is subject to fluctuations in the prime rate. The weighted average interest rates for fiscal 2004, fiscal 2003 and fiscal 2002 were 8.77%, 9.59%, and 8.02%, respectively.

We previously managed interest rate risk on a majority of our debt through the use of interest rate swap agreements that expired on June 30, 2003. We did not enter into new interest rate swap agreements at the expiration of the prior agreements.

The estimated carrying value of long-term debt approximates its fair value at March 27, 2004 and March 29, 2003 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities. The following table sets forth the maturities of our debt outstanding as of March 27, 2004:

(In thousands)	
Fiscal Year	
2005	$ 4,177
2006	5,757
2007	2,748
2008	112,545
2009	578
Thereafter	2,988
	$ 128,793

Forward-Looking Statements

The matters discussed in this Annual Report include "forward-looking statements" about the plans, strategies, objectives, goals or expectations of Spartan Stores. These forward-looking statements are identifiable by words or phrases indicating that Spartan Stores or its management "expects," "anticipates," "projects," "plans," "believes," "estimates," "intends," is "forecasting," "optimistic," "looking forward" or "confident" or has "goals," "objectives" or "strategies" that a particular occurrence "will," "may," "could," "should" or "will likely" result or that a particular event "will," "may," "could," "should" or "will likely" occur in the future, that the "trend" is toward a particular result or occurrence, or similarly stated expectations. Accounting estimates, such as those described under the heading "Critical Accounting Policies," are inherently forward-looking. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

In addition to other risks and uncertainties described in connection with the forward-looking statements contained in this Annual Report and our other periodic reports filed with the Securities and Exchange Commission, there are many important factors that could cause actual results to differ materially. Our ability to strengthen our retail-store performance; improve sales growth; increase gross margin; reduce operating costs; sell assets classified as held for sale on favorable terms; continue to meet the terms of our debt covenants; and implement the other programs, plans, strategies, objectives, goals or expectations described in this Annual Report will be affected by changes in economic conditions generally or in the markets and geographic areas that we serve, adverse effects of the changing food and distribution industries and other factors including, among others, those discussed below.

Anticipated future sales are subject to competitive pressures from many sources. Our Retail and Grocery Distribution businesses compete with many warehouse discount stores, supermarkets, pharmacies and product manufacturers. Future sales will be dependent on the number of retail stores that we own and operate, competitive pressures in the retail industry generally and our geographic markets specifically, and our ability to implement effective new marketing and merchandising programs. Competitive pressures in these and other business segments may result in unexpected reductions in sales volumes, product prices or service fees. We recently consolidated our retail supermarket banners, which resulted in changing the names of our six *Ashcraft's Markets* stores, our three *Great Day Food Centers*, our eight *Prevo's Family Markets* and our one *Madison Family Market* to either *Family Fare Supermarkets* or *Glen's Markets*. We can make no assurances that these changes will be received favorably by our customers or that they will not negatively impact future sales.

Our operating and administrative expenses may be adversely affected by unexpected costs associated with, among other factors: difficulties in the operation of our current business segments; future business acquisitions; adverse effects on existing business relationships with independent retail grocery store customers; difficulties in the retention or hiring of employees; labor shortages, stoppages or disputes; business and asset divestitures; increased transportation or fuel costs; effective implementation of new information systems; current or future lawsuits and administrative proceedings; and losses of, or financial difficulties of, customers or suppliers. Our operating and administrative expenses could also be adversely affected by changes in our sales mix. Our ongoing cost reduction initiatives and changes in our marketing and merchandising programs may not be as successful as we anticipate. Acts of terrorism or war have in the past and may in the future result in considerable economic and political uncertainties that could have adverse effects on consumer buying behavior, fuel costs, shipping and transportation, product imports and other factors affecting our company and the grocery industry generally.

Our future interest expense and income also may differ from current expectations, depending upon, among other factors: the amount of additional borrowings; changes in our borrowing arrangements and agreements; changes in the interest rate environment; and the amount of fees received on delinquent accounts. The availability of our senior secured revolving credit facility depends on compliance with the terms of the credit facility.

As discussed, during fiscal 2004, we have sold substantially all of the assets of L&L/Jiroch, J.F. Walker, United and have sold or closed our remaining *Food Town* stores. These sales and closings have allowed us to better focus our efforts and capital on key strategic markets where we have the strongest growth and value creation opportunities. However, we cannot assure you that these transactions will be beneficial to our company or that actual exit costs will not exceed our allowances. The agreements relating to many of these transactions require us to indemnify these asset buyers for breaches of our representations and warranties contained in the agreements and certain other matters.

This section is intended to provide meaningful cautionary statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This should not be construed as a complete list of all of the economic, competitive, governmental, technological and other factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information that we obtain after the date of this Annual Report.

Selected Financial Data

The following table provides selected historical consolidated financial information of Spartan Stores. The historical information was derived from our audited consolidated financial statements as of and for each of the five fiscal years ended March 25, 2000 through March 27, 2004. Fiscal 2001 was a 53-week year. Certain reclassifications have been made to the fiscal 2000 through fiscal 2003 selected financial data to conform to the fiscal 2004 presentation. As noted elsewhere, in this Annual Report, for all years presented, all information in this Annual Report has been adjusted and the discontinued operations information is excluded, unless otherwise noted. See Note 3 for additional information on discontinued operations occurring in the periods presented below.

(In thousands, except per share data)	Year Ended				
	March 27, 2004	March 29, 2003	March 30, 2002	March 31, 2001	March 25, 2000
Statements of Operations Data:					
Net sales	$ 2,054,977	$ 1,975,677	$ 2,112,599	$ 2,197,986	$ 2,079,387
Cost of goods sold	1,676,361	1,608,882	1,715,556	1,826,034	1,766,319
Gross margin	378,616	366,795	397,043	371,952	313,068
Selling, general and administrative expenses	366,054	357,442	364,720	332,022	286,141
Provision for asset impairments and exit costs (A)	-	47,711	1,030	1,098	(2,914)
Operating earnings (loss)	12,562	(38,358)	31,293	38,832	29,841
Interest expense, net	12,791	16,625	15,669	16,756	14,076
Debt extinguishment (B)	8,798	-	-	-	-
Other, net	80	(33)	(1,353)	(297)	(3,315)
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(9,107)	(54,950)	16,977	22,373	19,080
Income taxes	(3,187)	(19,159)	5,476	8,628	7,131
(Loss) earnings from continuing operations	(5,920)	(35,791)	11,501	13,745	11,949
(Loss) earnings from discontinued operations, net of taxes (C)	(778)	(51,164)	(1,654)	9,697	5,245
Cumulative effect of a change in accounting principle, net of taxes (D)	-	(35,377)	-	-	-
Net (loss) earnings	$ (6,698)	$ (122,332)	$ 9,847	$ 23,442	$ 17,194
Basic weighted average shares outstanding (E)	20,016	19,896	19,549	17,333	13,432
(Loss) earnings from continuing operations per share	$ (0.30)	$ (1.80)	$ 0.59	$ 0.79	$ 0.89
Basic (loss) earnings per share	(0.33)	(6.15)	0.50	1.35	1.28
Cash dividends per share	-	-	-	0.0125	0.05
Balance Sheet Data:					
Total assets	$ 392,511	$ 556,306	$ 760,591	$ 801,543	$ 568,555
Property and equipment, net	108,437	120,072	266,423	285,988	178,591
Working capital	34,214	87,164	115,631	82,199	91,574
Long-term obligations	138,871	202,676	304,920	315,203	266,071
Shareholders' equity	105,667	109,632	231,492	218,413	126,007

(A) See Note 4 to Consolidated Financial Statements
(B) See Note 5 to Consolidated Financial Statements
(C) See Note 3 to Consolidated Financial Statements
(D) See Note 2 to Consolidated Financial Statements
(E) See Note 10 to Consolidated Financial Statements

Consolidated Statements of Operations

Spartan Stores, Inc. and Subsidiaries

(In thousands, except per share data)	Year Ended March 27, 2004	Year Ended March 29, 2003	Year Ended March 30, 2002
Net sales	$ 2,054,977	$ 1,975,677	$ 2,112,599
Cost of goods sold	1,676,361	1,608,882	1,715,556
Gross margin	378,616	366,795	397,043
Operating expenses			
Selling, general and administrative	366,054	357,442	364,720
Provision for asset impairments and exit costs	-	47,711	1,030
Total operating expenses	366,054	405,153	365,750
Operating earnings (loss)	12,562	(38,358)	31,293
Other income and expenses			
Interest expense	13,419	17,320	17,251
Debt extinguishment	8,798	-	-
Interest income	(628)	(695)	(1,582)
Other, net	80	(33)	(1,353)
Total other income and expenses	21,669	16,592	14,316
(Loss) earnings before income taxes, discontinued operations and cumulative effect of a change in accounting principle	(9,107)	(54,950)	16,977
Income taxes	(3,187)	(19,159)	5,476
(Loss) earnings from continuing operations	(5,920)	(35,791)	11,501
Loss from discontinued operations, net of taxes	(778)	(51,164)	(1,654)
Cumulative effect of a change in accounting principle, net of taxes	-	(35,377)	-
Net (loss) earnings	$ (6,698)	$ (122,332)	$ 9,847
Basic and diluted (loss) earnings per share:			
(Loss) earnings from continuing operations	$ (0.30)	$ (1.80)	$ 0.59
Loss from discontinued operations	(0.03)	(2.57)	(0.09)
Cumulative effect of a change in accounting principle	-	(1.78)	-
Net (loss) earnings	$ (0.33)	$ (6.15)	$ 0.50
Weighted average shares:			
Basic	20,016	19,896	19,549
Diluted	20,016	19,896	19,690

See notes to consolidated financial statements.

Consolidated Balance Sheets

Spartan Stores, Inc. and Subsidiaries

(In thousands)	Year Ended	
Assets	March 27, 2004	March 29, 2003
Current assets		
Cash and cash equivalents	$ 12,679	$ 23,306
Accounts receivable, net	39,952	70,747
Inventories	97,771	138,095
Prepaid expenses and other current assets	9,578	14,846
Refundable income taxes	-	9,349
Deferred taxes on income	6,353	4,113
Property and equipment held for sale	4,051	54,684
Total current assets	170,384	315,140
Other assets		
Goodwill, net	72,105	68,743
Deferred taxes on income	25,147	25,566
Other, net	16,438	26,785
Total other assets	113,690	121,094
Property and equipment		
Land and improvements	13,221	14,295
Buildings and improvements	112,636	113,092
Equipment	204,069	205,494
Total property and equipment	329,926	332,881
Less accumulated depreciation and amortization	221,489	212,809
Net property and equipment	108,437	120,072
Total assets	$ 392,511	$ 556,306

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Year Ended March 27, 2004	Year Ended March 29, 2003
Current liabilities		
Accounts payable	$ 75,267	$ 112,181
Accrued payroll and benefits	23,597	28,533
Insurance reserves	12,838	14,783
Accrued taxes	5,476	16,735
Other accrued expenses	14,815	19,150
Current maturities of long-term debt	4,177	36,594
Total current liabilities	136,170	227,976
Other long-term liabilities	14,255	18,859
Postretirement benefits	11,803	16,022
Long-term debt	124,616	183,817
Shareholders' equity		
Common stock, voting, no par value; 50,000 shares authorized; 20,092 and 19,999 shares outstanding	116,666	116,388
Preferred stock, no par value, 10,000 shares authorized; no shares outstanding	-	-
Deferred stock-based compensation	(179)	-
Accumulated other comprehensive loss	(182)	(2,816)
Accumulated deficit	(10,638)	(3,940)
Total shareholders' equity	105,667	109,632
Total liabilities and shareholders' equity	$ 392,511	$ 556,306

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Shares Outstanding	Common Stock	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance - April 1, 2001	19,262	$ 109,868	$ -	$ -	$ 108,545	$ 218,413
Comprehensive income, net of tax:						
Net earnings for fiscal 2002	-	-	-	-	9,847	9,847
Cumulative effect of a change in accounting principle	-	-	-	(1,588)	-	(1,588)
Unrealized loss on securities	-	-	-	(36)	-	(36)
Minimum pension liability adjustment	-	-	-	(137)	-	(137)
Net loss on interest rate swap agreements	-	-	-	(861)	-	(861)
Total comprehensive income	-	-	-	-	-	7,225
Purchases of common stock	(4)	(33)	-	-	-	(33)
Issuances of common stock	508	5,887	-	-	-	5,887
Balance - March 30, 2002	19,766	115,722	-	(2,622)	118,392	231,492
Comprehensive loss, net of tax:						
Net loss for fiscal 2003	-	-	-	-	(122,332)	(122,332)
Unrealized gain on interest rate swap agreements	-	-	-	2,077	-	2,077
Minimum pension liability adjustment	-	-	-	(2,428)	-	(2,428)
Unrealized gain on securities	-	-	-	157	-	157
Total comprehensive loss	-	-	-	-	-	(122,526)
Issuances of common stock	233	666	-	-	-	666
Balance - March 29, 2003	19,999	116,388	-	(2,816)	(3,940)	109,632
Comprehensive loss, net of tax:						
Net loss for fiscal 2004	-	-	-	-	(6,698)	(6,698)
Unrealized gain on interest rate swap agreements	-	-	-	372	-	372
Minimum pension liability adjustment	-	-	-	2,383	-	2,383
Unrealized loss on securities	-	-	-	(121)	-	(121)
Total comprehensive loss	-	-	-	-	-	(4,064)
Purchases of common stock	(56)	(164)	-	-	-	(164)
Issuances of restricted stock	149	442	(442)	-	-	-
Amortization of restricted stock	-	-	263	-	-	263
Balance - March 27, 2004	20,092	$ 116,666	$ (179)	$ (182)	$ (10,638)	$ 105,667

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Spartan Stores, Inc. and Subsidiaries
(In thousands)

	Year Ended March 27, 2004	Year Ended March 29, 2003	Year Ended March 30, 2002
Cash flows from operating activities			
Net (loss) earnings	$ (6,698)	$ (122,332)	$ 9,847
Loss from discontinued operations	778	51,164	1,654
Cumulative effect of a change in accounting principle	-	35,377	-
(Loss) earnings from continuing operations	(5,920)	(35,791)	11,501
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Debt extinguishment	8,798	-	-
Provision for asset impairments and exit costs	-	47,711	1,030
Depreciation and amortization	28,433	30,022	32,413
Postretirement benefits	(553)	(987)	(976)
Deferred taxes on income	(3,202)	(34,130)	2,362
Other, net	273	643	(1,228)
Change in operating assets and liabilities, net of acquisitions:			
Accounts receivable	3,422	6,680	42
Inventories	8,501	(3,841)	(731)
Prepaid expenses and other assets	6,597	(8,052)	260
Refundable income taxes	9,349	(9,349)	-
Accounts payable	(20,074)	15,326	15,975
Accrued payroll and benefits	3,490	3,296	(10,888)
Insurance reserves	43	(367)	3,403
Accrued taxes	(5,851)	4,759	772
Other accrued expenses and other liabilities	(5,740)	4,310	4,032
Net cash provided by operating activities	27,566	20,230	57,967
Cash flows from investing activities			
Purchases of property and equipment	(11,539)	(12,104)	(17,498)
Net proceeds from the sale of assets	630	233	4,383
Acquisitions, net of cash acquired	-	-	(2,106)
Other	626	723	710
Net cash used in investing activities	(10,283)	(11,148)	(14,511)
Cash flows from financing activities			
Net proceeds (payments) from revolver	108,801	(300)	13,000
Proceeds from long-term borrowings	15,000	-	4,017
Repayment of long-term debt	(121,637)	(43,448)	(37,941)
Financing fees paid	(9,086)	(4,488)	(1,242)
Proceeds from sale of common stock	-	666	806
Common stock purchased	-	-	(33)
Net cash used in financing activities	(6,922)	(47,570)	(21,393)
Discontinued operations:			
Net cash (used in) provided by discontinued operations	(20,988)	33,840	(15,686)
Net (decrease) increase in cash and cash equivalents	(10,627)	(4,648)	6,377
Cash and cash equivalents at beginning of year	23,306	27,954	21,577
Cash and cash equivalents at end of year	$ 12,679	$ 23,306	$ 27,954
Supplemental Cash Flow Information:			
Cash paid for interest	$ 19,415	$ 24,783	$ 25,558
Cash paid for income taxes	99	497	196

See notes to consolidated financial statements.

Note 1

Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation

The consolidated financial statements include the accounts of Spartan Stores, Inc. and its subsidiaries ("Spartan Stores"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods might differ from those estimates.

Risks and Uncertainties

Approximately 12% of Spartan Stores' associates, which represents approximately 56% of union associates, are represented by contracts that expire by April 2005.

Fiscal Year

Spartan Stores' fiscal year ends on the last Saturday of March. The fiscal years ended March 27, 2004, March 29, 2003 and March 30, 2002 consisted of 52 weeks.

Revenue Recognition

The Retail segment recognizes revenues from the sale of products at the point of sale. The Grocery Distribution segment recognizes revenues when products are shipped or ancillary services are provided.

Cost of Goods Sold

Cost of goods sold includes purchase costs and promotional allowances. Vendor allowances that relate to our buying and merchandising activities consist primarily of promotional allowances, which are generally allowances on purchased quantities and, to a lesser extent, slotting allowances, which are billed to vendors for our merchandising costs such as setting up warehouse infrastructure. Vendor allowances are recognized as a reduction in cost of goods sold when the product is sold. Lump sum payments received for multi-year contracts are amortized over the life of the contracts based on contractual terms.

Fair Value Disclosures of Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, accounts and notes receivable, accounts payable, long-term debt and interest rate swap agreements. The carrying amounts of cash and cash equivalents, accounts and notes receivable, and accounts and notes payable approximate fair value at March 27, 2004 and March 29, 2003 because of the short-term nature of these financial instruments. The estimated carrying value of long-term debt approximates its fair value at March 27, 2004 and March 29, 2003 due to variable interest rates that cover a majority of the long-term debt and a comparison of fixed rate debt to estimated rates that would currently be available for debt with similar terms and maturities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with an original maturity of three months or less at the date of purchase.

Accounts Receivable

Accounts receivable are shown net of allowances for credit losses of $4.8 million in fiscal 2004 and $6.3 million in fiscal 2003.

Inventory Valuation

Inventories are stated at the lower of cost or market using the last-in, first-out ("LIFO") method. If replacement cost had been used, inventories would have been $40.9 million and $53.8 million higher at March 27, 2004 and March 29, 2003, respectively.

Spartan Stores utilizes the retail inventory method to value inventory at the Retail segment. Under the retail inventory method, inventory is stated at cost with cost of goods sold and gross margin calculated by applying a cost ratio to the retail value of inventories. During the fourth quarter of fiscal 2004, Spartan Stores implemented a stock ledger inventory and margin management system that significantly enhances its ability to calculate and track gross margin and inventory balances on a weekly basis. The stock ledger automatically captures purchase costs, retail prices and markdowns at the transaction level, making our inventory valuation estimates more precise. Spartan Stores recorded a pretax non-cash charge of $3.7 million ($2.4 million after-tax) in Cost of goods sold as a result of the implementation of this system.

Long-Lived Assets Other than Goodwill

Spartan Stores reviews and evaluates long-lived assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. When the undiscounted future cash flows are not sufficient to recover an asset's carrying amount, the fair value is compared to the carrying value to determine the impairment loss to be recorded. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value, less the cost to sell. Fair values are determined by independent appraisals or expected sales prices developed by internal real estate professionals. Estimates of future cash flows and expected sales prices are judgments based upon Spartan Stores' experience and knowledge of operations. These estimates project cash flows several years into the future and are affected by changes in the economy, real estate market conditions and inflation.

Property and Equipment Held for Sale

Property and equipment held for sale consists of land, buildings and equipment that Spartan Stores expects to sell within 12 months. The assets are included in the following segments:

(In thousands)

Fiscal Year	2004	2003
Grocery Distribution	$ 2,652	$ 914
Discontinued operations:		
Retail	551	39,274
Grocery Distribution	-	1,368
Convenience Distribution	-	11,612
Real Estate	848	1,516
Total	$ 4,051	$ 54,684

Goodwill

Goodwill represents the excess purchase price over the fair value of tangible net assets acquired in business combinations after amounts have been allocated to intangible assets. Goodwill is not amortized, but is reviewed at least annually for impairment using a discounted cash flow model.

Other Assets

Included in Other assets are intangibles, debt issuance costs and the long-term portion of prepaid customer supply agreements which are being amortized over the terms of the related agreements. Intangible assets consist of favorable lease agreements and non-compete agreements, which are amortized on a straight-line basis over the lease terms of 3 to 20 years, or the agreement length of 3 to 15 years.

During fiscal 2002, net gains of approximately $1.4 million were recognized from the sales of stock held in a supplier and a service provider accounted for by the cost method and are included in Other, net in the Consolidated Statements of Operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the shorter of the estimated useful lives or lease periods of the assets. Expenditures for normal repairs and maintenance are charged to operations as incurred. Depreciation is computed using the straight-line and declining balance methods as follows:

Land and improvements	15 to 40 years
Buildings and improvements	3 to 40 years
Equipment	3 to 20 years

Software development costs are generally capitalized and amortized between 3 and 5 year periods commencing as each system is implemented.

Accounts Payable

Accounts payable include checks that have been issued and have not cleared Spartan Stores' controlled disbursement bank accounts.

Insurance Reserves

Insurance reserves include a provision for reported and incurred but not reported losses related to reinsurance policies that insure the run-off of retained risk associated with the discontinued Insurance segment. Also included are provisions for workers' compensation, health and property insurance for which Spartan Stores is self-insured. Losses are recorded when reported and consist of individual case estimates. Incurred but not reported losses are actuarially estimated based on available historical information.

Income Taxes

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Derivative Financial Instruments

Spartan Stores previously used interest rate swap agreements that expired on June 30, 2003. The agreements effectively converted a portion of variable rate debt to a fixed rate basis. These agreements were considered to be a hedge against changes in future cash flows. Accordingly, the interest rate swap agreements are included in Other accrued expenses in the Consolidated Balance Sheets as of March 29, 2003, and the related gain or loss on these contracts was deferred in shareholders' equity as a component of accumulated other comprehensive income.

Stock-Based Compensation

Spartan Stores has a stock incentive plan, which is more fully described in Note 10. Spartan Stores accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based compensation cost for stock options is reflected in net (loss) earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net (loss) earnings and (loss) earnings per share as if Spartan Stores had applied the fair value recognition principles of Statement of Financial Accounting Standards ("SFAS") Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

(In thousands, except per share data)

	2004	2003	2002
Net (loss) earnings, as reported	$ (6,698)	$ (122,332)	$ 9,847
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(442)	(1,297)	(898)
Pro forma net (loss) earnings	$ (7,140)	$ (123,629)	$ 8,949
Basic and diluted (loss) earnings per share - as reported	$ (0.33)	$ (6.15)	$ 0.50
Basic and diluted (loss) earnings per share - pro forma	$ (0.36)	$ (6.21)	$ 0.46

Under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Expected volatility	39.00%	39.00%	37.00%
Risk-free interest rate	3.19% - 3.81%	3.21% - 5.03%	4.38% - 5.14%
Expected life of option	8 years	8 years	6 years

(Loss) earnings per share

Basic (loss) earnings per share ("EPS") excludes dilution and is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by increasing the weighted average number of common shares outstanding by the dilutive effect of the issuance of common stock for options outstanding under Spartan Stores' stock option plans.

Weighted average shares issuable upon the exercise of stock options that were not included in the (loss) earnings per share calculations were 1,430,340 in fiscal 2004, 1,419,239 in fiscal 2003 and 334,014 in fiscal 2002.

Advertising Costs

Spartan Stores' gross advertising costs are expensed as incurred and included in selling, general and administrative expenses in the Consolidated Statements of Operations. Advertising expenses were $16.2 million in fiscal 2004, $16.3 million in fiscal 2003 and $16.6 million in fiscal 2002.

Comprehensive Income

Comprehensive income (loss) is net (loss) earnings adjusted for the net gain or loss on interest rate swap agreements, including the cumulative effect of a change in accounting, unrealized gains and losses on securities and minimum pension liability, net of applicable income taxes.

(In thousands)

	Unrealized Gain (Loss) on Securities	Interest Rate Swap Liability	Minimum Pension Liability	Accumulated Other Comprehensive Loss
Balances at March 31, 2002	$ (36)	$ (2,449)	$ (137)	$ (2,622)
Other comprehensive gain (loss)	157	2,077	(2,428)	(194)
Balances at March 29, 2003	121	(372)	(2,565)	(2,816)
Other comprehensive gain (loss)	(121)	372	2,383	2,634
Balances at March 27, 2004	$ -	$ -	$ (182)	$ (182)

Recently Issued Accounting Standards

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Among other provisions, SFAS No.145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." As a result, gains and losses from the extinguishment of debt should be reported as extraordinary items only if they meet the criteria of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains and losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations for all periods presented. Spartan Stores adopted the provisions of SFAS No. 145 on March 30, 2003. The $8.8 million debt extinguishment charge was recorded in the loss from continuing operations as a result of adopting this statement.

Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor's products or services and should, therefore, be characterized as a reduction of cost of goods sold. If such payment is for assets or services delivered to the vendor, the cash consideration should be characterized as revenue, or if such payment is a reimbursement of costs incurred to sell the vendor's products, the cash consideration should be characterized as a reduction of that cost. EITF Issue No. 03-10, "Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers," provides additional guidance for adopting EITF Issue No. 02-16 relating to cash consideration received by a reseller in the form of reimbursement by the vendor for honoring the vendor's sale incentives offered directly to consumers (for example, coupons). When the four criteria specified in EITF Issue No. 03-10 are met, coupons offered directly to consumers should not be reported as a reduction of the cost of the reseller's purchases from the vendor. EITF Issue No. 02-16 was adopted on March 30, 2003 and EITF Issue No. 03-10 was adopted during the third quarter of fiscal 2004. The adoption of these Issues did not have a material impact on Spartan Stores' financial statements.

In December 2003, the FASB issued a revision of Interpretation No. 46, "Consolidation of Variable Interest Entities," ("Revised Interpretation") which defers the effective date of provisions for certain variable interest entities ("VIE"), provides additional scope exceptions for certain other variable interests, clarifies the impact of troubled debt restructurings on whether an entity is a VIE or which party is the primary beneficiary of a VIE and provides additional guidance on what constitutes a variable interest. Spartan Stores adopted the provisions of the Revised Interpretation relating to special-purpose entities in the third quarter of fiscal 2004 and adopted the provision for all other types of VIE's during the fourth quarter of fiscal 2004. The adoption of the Revised Interpretation did not have a material impact on Spartan Stores' financial statements.

In December 2003, the FASB issued a revision of SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," ("Revised SFAS 132") to improve financial statement disclosures for defined benefit plans. The Revised SFAS 132 requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. Spartan Stores is now required to provide additional disclosures, including, but not limited to, a breakdown of plan assets by category, a description of investment policies and strategies and target allocation percentages for these asset categories. Spartan Stores adopted the disclosure provisions of the Revised SFAS 132 in fiscal 2004.

In January 2004, the FASB issued FASB Staff Position ("FSP") FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act"). The Act, signed into law in December 2003, introduces a prescription drug benefit under Medicare ("Medicare Part D") and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP FAS 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Act on its accumulated postretirement benefit obligation ("APBO") and net postretirement benefit costs, and if so, when and how to account for those effects. The Act introduces two new features to Medicare that a sponsor needs to consider when measuring its APBO and net periodic postretirement benefit costs: a subsidy to a plan sponsor that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and the opportunity for a retiree to obtain a prescription drug benefit under Medicare.

As permitted, Spartan Stores elected to defer the adoption of FSP FAS 106-1. Therefore, the APBO and net postretirement benefit costs disclosed in the financial statements do not reflect the impacts of the Act on the plan. The deferral will continue to apply until the specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending, and when issued, could require information previously reported in the financial statements to change. The Act is not expected to have a significant impact on Spartan Stores' APBO or net postretirement benefit costs.

Reclassifications

Certain reclassifications have been made to the fiscal 2003 and fiscal 2002 financial statements to conform to the fiscal 2004 presentation.

Note 2

Goodwill and Other Intangible Assets

SFAS No. 142, "Goodwill and Other Intangible Assets," provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but tested at least annually for impairment. Under the provisions of SFAS No. 142, any impairment loss identified upon adoption of this standard is recognized as a cumulative effect of a change in accounting principle. Any impairment loss incurred subsequent to initial adoption of SFAS No. 142 is recorded as a charge to current period earnings. SFAS No. 142 also requires that goodwill be assigned to reporting units based upon the expected benefits to be derived from synergies resulting from the business combination.

SFAS No. 142 was adopted on March 31, 2002. In accordance with the provisions of SFAS No. 142, goodwill of approximately $30.3 million previously included in the Retail segment was assigned to the Grocery Distribution segment based upon the expected benefits to be realized by each segment. Under the transitional provisions of SFAS No. 142, goodwill was tested for impairment as of March 31, 2002. Each reporting unit was tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on the discounted cash flows and comparable market values of the segment. As a result of the impairment testing, an impairment loss was recorded to reduce the carrying value of goodwill at the Retail segment by $41.6 million (prior to provision for tax benefit of $6.2 million) to its implied fair value. Impairment was due to a number of factors, including operating performance and the impact of new competition. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of a change in accounting principle in the Consolidated Statements of Operations.

Spartan Stores' adoption of SFAS No. 142 eliminated the amortization of goodwill as of the beginning of fiscal 2003.

The following table adjusts net (loss) earnings and (loss) earnings per share for the adoption of SFAS No. 142:

(In thousands, except per share data)

	2004	2003	2002
Net (loss) earnings, as reported	$ (6,698)	$ (122,332)	$ 9,847
Add: Goodwill amortization, net of tax	-	-	2,912
Adjusted net (loss) earnings	$ (6,698)	$ (122,332)	$ 12,759
Reported basic and diluted (loss) earnings per share	$ (0.33)	$ (6.15)	$ 0.50
Add: Goodwill amortization, net of tax	-	-	0.15
Adjusted basic and diluted (loss) earnings per share	$ (0.33)	$ (6.15)	$ 0.65

Changes in the carrying amount of goodwill were as follows:

(In thousands)

	Retail	Grocery Distribution	Other	Total
Net balance at March 30, 2002	$ 155,200	$ -	$ 43	$155,243
Allocation of goodwill upon adoption of SFAS No. 142	(30,300)	30,300	-	-
Impairment of goodwill recognized as a cumulative effect of a change in accounting principle	(41,600)	-	-	(41,600)
Impairment of goodwill recognized in operating loss	(43,154)	-	-	(43,154)
Impairment of goodwill recognized in discontinued operations	(1,846)	-	-	(1,846)
Other	100	-	-	100
Net balance at March 29, 2003	38,400	30,300	43	68,743
Other	-	-	(43)	(43)
Acquisition of retail operations	3,405	-	-	3,405
Net balance at March 27, 2004	$ 41,805	$ 30,300	$ -	$ 72,105

During the fourth quarter of fiscal 2004, Spartan Stores acquired the equipment and lease rights for two Northern Supermarket's Inc. retail stores for approximately $3.6 million. These stores were located in markets currently served by Spartan Stores. One of the acquired locations will remain closed, while Spartan Stores will transfer the operations of its existing store into the other acquired store due to its larger size and better overall location in the community. As a result, store exit costs of $3.3 million have been recorded.

During the third quarter of fiscal 2003, a valuation of the Retail segment was conducted due to significantly lower than anticipated operating results and cash flows. Fair value was determined based on the discounted cash flows and comparable market values for the segment. As a result of the impairment analysis, a loss was recorded to reduce the carrying value of goodwill at the Retail segment by $45.0 million (including $1.8 million in discontinued operations), prior to provision for tax benefit of $15.7 million, to its implied fair value.

The following table reflects the components of amortized intangible assets, included in Other, net on the Consolidated Balance Sheets:

(In thousands)

	March 27, 2004		March 29, 2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	$ 5,382	$ 2,816	$ 6,739	$ 3,401
Favorable leases	2,506	909	2,506	699
Total	$ 7,888	$ 3,725	$ 9,245	$ 4,100

The weighted average amortization period of non-compete agreements, favorable leases, and intangible assets in total is 10.5 years, 15.0 years and 11.8 years, respectively. Amortization expense for intangible assets was $0.9 million and $1.0 million for the fiscal years 2004 and 2003, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

(In thousands)

Fiscal Year	Amortization Expense
2005	$ 643
2006	562
2007	471
2008	406
2009	399
Total	$ 2,481

Note 3

Discontinued Operations

The following table details the results of discontinued operations reported on the Consolidated Statements of Operations by operating segment:

(In thousands)	Year Ended March 27, 2004	Year Ended March 29, 2003	Year Ended March 30, 2002
Discontinued retail operations			
Loss from discontinued operations (less applicable taxes of ($3,421), ($30,710) and ($1,912))	$ (6,353)	$ (56,104)	$ (3,570)
Gain on disposal of discontinued operations (less applicable taxes of $384)	714	-	-
Loss from discontinued retail operations	(5,639)	(56,104)	(3,570)
Discontinued convenience distribution operations			
(Loss) earnings from discontinued operations (less applicable taxes of $578, $1,968 and $2,261)	(94)	3,727	3,807
Gain on disposal of discontinued operations (less applicable taxes of $2,908 and $32)	5,401	59	-
Earnings from discontinued convenience distribution operations	5,307	3,786	3,807
Discontinued grocery distribution operations			
(Loss) earnings from discontinued operations (less applicable taxes of ($526), ($4,670) and $38)	(518)	(8,727)	70
Discontinued real estate operations			
Loss from discontinued operations (less applicable taxes of ($18), ($397) and ($26))	(33)	(736)	(46)
Gain on disposal of discontinued operations (less applicable taxes of $227 and $6,509)	421	12,077	-
Earnings (loss) from discontinued real estate operations	388	11,341	(46)
Discontinued insurance operations			
Loss from discontinued operations (less applicable taxes of ($864), ($784) and ($1,032))	(316)	(1,460)	(1,915)
Total discontinued operations			
Loss from discontinued operations (less applicable taxes of ($4,251), ($34,593) and ($671))	(7,314)	(63,300)	(1,654)
Gain on disposal of discontinued operations (less applicable taxes of $3,519 and $6,541)	6,536	12,136	-
Total loss from discontinued operations	$ (778)	$ (51,164)	$ (1,654)

Results of the discontinued operations are excluded from the accompanying notes to the consolidated financial statements for all years presented, unless otherwise noted.

Retail Operations

During fiscal 2003, Spartan Stores announced the closing of 13 of our *Food Town* retail stores principally located in Toledo, Ohio and outlying areas with the remaining 26 *Food Town* stores to be sold or closed. During fiscal 2004, Spartan Stores completed the sale of 24 *Food Town* stores for net proceeds of $42.1 million. Stores not sold have been closed. Additionally, during the first three quarters of fiscal 2003, 15 retail stores were closed. As a result of these actions, the results of operations of the *Food Town* stores and other stores closed during fiscal 2003 have been classified as discontinued operations in the consolidated financial statements. Discontinued retail operations include asset impairments and exit costs of $5.8 million and $53.5 million in fiscal 2004 and fiscal 2003, respectively.

Convenience Distribution Operations

During the fourth quarter of fiscal 2004, Spartan Stores completed the sale of the operating assets of United Wholesale Grocery Company ("United"). Proceeds received on the sale of these assets of $16.9 million were used to reduce outstanding borrowings and operating liabilities and pay related transaction expenses in the fourth quarter. The asset sale included a continuing supply agreement between Spartan Stores and the new owner; however, this supply agreement does not constitute a significant continuing involvement, as defined by Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." As such, the operations and discontinued cash flows of United have been eliminated from the ongoing operations of Spartan Stores.

During the first quarter of fiscal 2004 we completed the sale of substantially all the assets of L&L/Jiroch Distributing Company and J.F. Walker Company to The H.T. Hackney Co. for approximately $40.8 million in cash and the assumption of certain liabilities.

Grocery Distribution Operations

Spartan Stores consolidated its Toledo, Ohio distribution operations into its Michigan facilities during the fourth quarter of fiscal 2003. As a result of the decision to exit the *Food Town* stores and consolidate *The Pharm* stores distribution into our Michigan facilities, the operations related to these facilities have been classified as discontinued operations in the consolidated financial statements. Discontinued grocery distribution operations include asset impairments and exit costs of $0.7 million and $9.7 million in fiscal 2004 and fiscal 2003, respectively.

Real Estate Operations

In fiscal 2004 and 2003, we sold properties representing substantially all of the remaining assets and operations of our former Real Estate segment; accordingly, we have reported the results of operations of the discontinued components of the Real Estate segment and the net gain (loss) on disposal as discontinued operations. The following table summarizes the sales activity for the discontinued real estate operations for preceding three fiscal years:

Fiscal Year	Number of properties sold	Net proceeds (in millions)	Pre-tax gain (loss) (in millions)
2004	2	$ 1.6	$ 0.6
2003	11	52.2	18.6
2002	2	8.6	(0.1)

Insurance Operations

At March 27, 2004, Spartan Stores had approximately $4.1 million remaining in insurance reserves for open claim liabilities related to policies that were not ceded (transferred) to an unrelated third party. Spartan Stores will remain obligated under these policies until all claims are closed and have retained an independent third party administrator to manage these claims. Spartan Stores has not issued policies since December 31, 2001 and retains liability only for those policies issued prior to September 1, 2000. In fiscal 2003, Spartan Stores recorded a charge of $1.5 million for additional amounts required to be paid to an unrelated third party for claim liabilities previously ceded based upon updated actuarial studies reflecting a larger than originally anticipated obligation. Net loss from the insurance operations from the measurement date, January 2001, to March 27, 2004 totaled $2.8 million.

Sales and significant assets and liabilities of discontinued operations are included below:

(In thousands, except per share data)

	Retail	Convenience Distribution	Grocery Distribution	Real Estate	Insurance
Sales*					
March 27, 2004	$ 59,802	$ 260,236	$ -	$ -	$ -
March 29, 2003	403,452	873,007	-	3,372	-
March 30, 2002	501,867	882,120	-	4,567	9,186
(Loss) earnings per share					
March 27, 2004	$ (0.27)	$ 0.27	$ (0.03)	$ 0.02	$ (0.02)
March 29, 2003	(2.82)	0.19	(0.44)	0.57	(0.07)
March 30, 2002	(0.18)	0.19	0.00	(0.00)	(0.10)

* *All sales from the discontinued Grocery Distribution operations were intercompany, and therefore, eliminated in consolidation.*

(In thousands)

	Retail	Convenience Distribution	Grocery Distribution	Real Estate	Insurance
March 27, 2004					
Current assets *	$ 1,243	$ 457	$ -	$ 910	$ 1,288
Property, net	4,437	-	226	-	-
Current liabilities	5,889	1,594	227	-	3,288
Long-term liabilities	6,204	-	-	-	-
March 29, 2003					
Current assets *	$ 62,108	$ 46,483	$ 1,368	$ 1,570	$ 6,921
Property, net	5,599	2,828	-	-	-
Other long-term assets	206	44	-	7	-
Current liabilities	11,274	15,909	-	185	11,216
Long-term liabilities	10,182	-	-	-	-

* *Includes property and equipment held for sale*

Note 4

Asset Impairments and Exit Costs

Spartan Stores evaluated long-lived assets for impairment and recorded charges in fiscal 2003 of $1.5 million and in fiscal 2002 of $0.2 million in the Retail segment. The charges recorded were based on estimated market values of these assets.

The Retail segment recognized charges of $3.0 million and $0.9 million in fiscal 2003 and fiscal 2002, respectively, for all other store and office facility exit costs, which include the present value of future minimum lease payments, calculated using a risk-free interest rate, and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated sublease recoveries, as well as severance benefits. Also in fiscal 2003, management determined that one store that had previously been designated for closure would not be closed because market conditions in the area changed.

The following table provides the activity of exit costs for fiscal years 2004, 2003 and 2002. Exit costs recorded in the Consolidated Balance Sheets are included in Other accrued expenses in current liabilities and Other long-term liabilities based on when the costs are expected to be paid.

(In thousands)

	Lease and Ancillary Costs	Severance
Balance at April 1, 2001	$ 5,799	$ -
Provision for lease and related ancillary costs, net of estimated sublease recoveries	873	-
Payments, net of interest accretion	(1,666)	-
Balance at March 30, 2002	5,006	-
Provision for lease and related ancillary costs, net of estimated sublease recoveries	17,936 (a)	
Provision for severance		4,021 (b)
Payments, net of interest accretion	(3,969)	(155)
Balance at March 29, 2003	18,973	3,866
Provision for lease and related ancillary costs, net of estimated sublease recoveries	2,578 (c)	-
Assumption of leases (See Note 2)	3,347	-
Provision for severance	-	3,299 (d)
Payments, net of interest accretion	(6,560)	(6,542)
Balance at March 27, 2004	$ 18,338	$ 623

(a) Includes $14.9 million of charges recorded in discontinued Retail operations and $0.1 million recorded in discontinued Grocery Distribution operations.
(b) Includes $3.1 million of charges recorded in discontinued Retail operations and $0.9 million recorded in discontinued Grocery Distribution operations.
(c) Includes $2.0 million of charges recorded in discontinued Retail operations and $0.6 million recorded in discontinued Grocery Distribution operations.
(d) Includes $3.1 million of charges recorded in discontinued Retail operations and $0.2 million recorded in discontinued Convenience Distribution operations.

Note 5

Notes Payable and Long-Term Debt

Spartan Stores' long-term debt consists of the following:

(In thousands)

	March 27, 2004	March 29, 2003
Senior secured revolving credit facility, due December 2007	$ 97,223	$ -
Supplemental secured credit facility, due December 2007, monthly payments of $100	14,800	-
Senior credit facility, Term Loan A	-	32,317
Senior credit facility, Term Loan B	-	106,468
Senior credit facility, Acquisition facility	-	41,294
Senior credit facility, Revolving credit facility	-	12,700
Variable Rate Promissory Notes	-	8,256
Other	16,770	19,376
	128,793	220,411
Less current portion	4,177	36,594
Total long-term debt	$ 124,616	$ 183,817

Effective December 23, 2003, Spartan Stores repaid its outstanding bank loans under its former senior secured facility and entered into a $170.0 million senior secured revolving credit facility and a $15.0 million supplemental secured credit facility. These two credit facilities terminate on December 23, 2007, and are secured by substantially all of Spartan Stores' and its subsidiaries assets. Spartan Stores recorded a non-cash charge of $8.8 million for unamortized bank fees associated with previous financing activities during the third quarter of fiscal 2004. Available borrowings under the credit facilities are based on stipulated advance rates on eligible assets, as defined in the credit agreements. The credit facilities contain covenants that include the maintenance of minimum EBITDA and maximum capital expenditures, as defined in the credit agreements. These covenants will not be effective as long as Spartan Stores maintains a minimum excess availability level, as defined in the credit agreements. Spartan Stores had available borrowings of $38.9 million at March 27, 2004 and maximum availability of $48.9 million, which exceeds the minimum excess availability levels. The credit facilities provide for the issuance of letters of credit of which $12.3 million were outstanding and unused as of March 27, 2004. The senior secured revolving credit facility bears interest at the Eurodollar rate plus 3.0% or the prime rate plus 0.75% (weighted average interest rate of 4.21% at March 27, 2004). The supplemental secured credit facility bears interest at a fixed 16.0% interest rate.

Prior to refinancing its outstanding bank debt, Spartan Stores had a $385.0 million senior secured credit facility pursuant to an Amended and Restated Credit Agreement dated July 29, 2002, as amended, consisting of (1) a revolving credit facility in the amount of $60.0 million, (2) a term loan A in the amount of $100.0 million, (3) an acquisition facility in the amount of $75.0 million and (4) a term loan B in the amount of $150.0 million.

The weighted average interest rates for fiscal 2004, fiscal 2003 and fiscal 2002 were 8.77%, 9.59%, and 8.02%, respectively.

At March 27, 2004 long-term debt was due as follows:

(In thousands)

Fiscal Year	
2005	$ 4,177
2006	5,757
2007	2,748
2008	112,545
2009	578
Thereafter	2,988
	$ 128,793

Spartan Stores has in the past offered non-subordinated variable rate promissory notes to the public. Effective March 31, 2003 Spartan Stores suspended the promissory note program and all notes were repaid as of that date.

Note 6

Commitments and Contingencies

Spartan Stores subleases property for seven locations to customers and receives annual rental income of $1.7 million. In the event of the customer's default, Spartan Stores would be responsible for fulfilling these lease obligations. The future payment obligations under these leases are disclosed in Note 7.

Various other lawsuits and claims, arising in the ordinary course of business, are pending or have been asserted against Spartan Stores. While the ultimate effect of such actions cannot be predicted with certainty, management believes that their outcome will not result in a material adverse effect on the consolidated financial position, operating results or liquidity of Spartan Stores.

Note 7

Leases

Rental expense was $25.4 million, $26.4 million and $24.7 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively. Future minimum obligations under operating leases in effect at March 27, 2004 are as follows:

(In thousands)

Fiscal Year	Used in Operations	Subleased to Others	Total
2005	$ 21,786	$ 1,015	$ 22,801
2006	19,998	800	20,798
2007	17,635	493	18,128
2008	15,596	305	15,901
2009	13,820	268	14,088
Thereafter	55,734	1,763	57,497
Total	$ 144,569	$ 4,644	$ 149,213

One of Spartan Stores' subsidiaries leases retail store facilities to non-related entities. Of the stores leased, several are owned and others were obtained through leasing arrangements and are accounted for as operating leases. Substantially all of the leases provide for minimum and contingent rentals based upon stipulated sales volumes.

Owned assets, included in property and equipment, which are leased to others are as follows:

(In thousands)

	March 27, 2004	March 29, 2003
Land and improvements	$ 4,686	$ 2,417
Buildings	2,480	1,271
	7,166	3,688
Less accumulated depreciation	2,374	2,044
Net property	$ 4,792	$ 1,644

Future minimum rentals to be received under operating leases in effect at March 27, 2004 are as follows:

(In thousands)

Fiscal Year	Owned Property	Leased Property	Total
2005	$ 1,074	$ 1,339	$ 2,413
2006	1,005	1,071	2,076
2007	882	723	1,605
2008	882	450	1,332
2009	228	287	515
Thereafter	-	1,869	1,869
Total	$ 4,071	$ 5,739	$ 9,810

Note 8

Associate Retirement Plans

Spartan Stores' retirement programs include pension plans providing non-contributory benefits, salary reduction defined contribution plans and profit-sharing plans providing contributory benefits. Substantially all of Spartan Stores' associates not covered by collective bargaining agreements are covered by either a non-contributory cash balance pension plan ("Company Plan"), a defined contribution plan or both. Associates covered by collective bargaining agreements are included in multi-employer pension plans.

Spartan Stores' Company Plan benefit formula utilizes a cash balance approach. Under the cash balance formula, credits are added annually to a participant's "account" based on a percent of the participant's compensation and years of vested service at the beginning of each calendar year. Transition credits are also added at Spartan's discretion to certain participants' accounts until the year 2007 if certain age and years-of-service requirements are met. Spartan Stores suspended the accrual of service and transition credits to the Company Plan for fiscal 2004. The suspension of these credits reduced pension expense by approximately $4.0 million in fiscal 2004. Interest credits continued to accrue. The accrual of service and transition credits to the Company Plan have been reinstated for fiscal 2005; however, effective January 1, 2004, an amendment was made to the Company Plan, reducing service credits for certain participants. At Spartan's discretion, interest credits are also added annually to a participant's account based upon the participant's account balance as of the last day of the immediately preceding calendar year. Annual payments to the pension trust fund are determined in compliance with the Employee Retirement Income Security Act of 1976 ("ERISA"). Company Plan assets consist principally of common stocks and U.S. government and corporate obligations. At March 27, 2004 and March 29, 2003 Company Plan assets included shares of Spartan Stores common stock valued at $0.9 million and $0.4 million, respectively.

Spartan Stores also maintains a Supplemental Executive Retirement Plan ("SERP"), which provides nonqualified deferred compensation benefits to Spartan Stores' officers. Benefits under the SERP are paid from Spartan Stores' general assets, as there is no separate trust established to fund benefits. On March 21, 2003 Spartan Stores paid $2.9 million in SERP benefits under the provisions of the plan. In fiscal 2004, $1.4 million of this distribution was recognized as expense under settlement accounting, as described by SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

Matching contributions made by Spartan Stores to salary reduction defined contribution plans and contributions to profit sharing plans totaled $2.5 million, $3.1 million and $3.3 million in fiscal 2004, fiscal 2003 and fiscal 2002, respectively.

In addition to the plans described above, Spartan Stores participates in several multi-employer and other defined contribution plans for substantially all associates covered by collective bargaining agreements. The expense for these plans totaled approximately $4.7 million in fiscal 2004, $5.8 million in fiscal 2003 and $6.4 million in fiscal 2002.

The Multi-Employer Pension Plan Amendments Act of 1980 amended ERISA to establish funding requirements and obligations for employers participating in multi-employer plans, principally related to employer withdrawal from or termination of such plans. Separate actuarial calculations of Spartan Stores' position with respect to the multi-employer plans are not available.

Spartan Stores and certain subsidiaries provide health care benefits to retired associates who have at least 30 years of service or 10 years of service and have attained age 55, and who were not covered by collective bargaining arrangements during their employment ("covered associates"). Qualified covered associates that retired prior to March 31, 1992 receive major medical insurance with deductible and coinsurance provisions until age 65 and Medicare supplemental benefits thereafter. Covered associates retiring after April 1, 1992 are eligible for monthly postretirement health care benefits of $5 multiplied by the associate's years of service. This benefit is in the form of a credit against the monthly insurance premium. The balance of the premium is paid by the retiree.

The following tables set forth the change in benefit obligation, change in plan assets, weighted average assumptions used in actuarial calculations and components of net periodic benefit costs for Spartan Stores' pension and postretirement benefit plans. The accrued benefit costs are reported in Postretirement benefits in the Consolidated Balance Sheets. The measurement date was December 31 of each year.

(In thousands)

	Pension Benefits		SERP Benefits		Postretirement Benefits	
	March 27, 2004	March 29, 2003	March 27, 2004	March 29, 2003	March 27, 2004	March 29, 2003
Change in benefit obligation						
Benefit obligation at beginning of year	$ 53,555	$ 50,123	$ 3,105	$ 2,453	$ 6,050	$ 5,150
Service cost	263	4,041	-	93	232	198
Interest cost	3,417	3,443	44	176	398	368
Plan amendments	(5,149)	-	(18)	-	-	-
Actuarial (gain) loss	(2,576)	2,380	359	438	(142)	533
Benefits paid	(5,269)	(6,432)	(2,929)	(55)	(163)	(199)
Benefit obligation at measurement date	$ 44,241	$ 53,555	$ 561	$ 3,105	$ 6,375	$ 6,050
Change in plan assets						
Plan assets at fair value at beginning of year	$ 37,615	$ 47,978	$ -	$ -	$ -	$ -
Actual return on plan assets	7,379	(5,591)	-	-	-	-
Company contributions	1,925	1,660	2,929	55	163	199
Benefits paid	(5,269)	(6,432)	(2,929)	(55)	(163)	(199)
Plan assets at fair value at measurement date	$ 41,650	$ 37,615	$ -	$ -	$ -	$ -
Funded status	$ (2,591)	$ (15,940)	$ (561)	$ (3,105)	$ (6,375)	$ (6,050)
Unrecognized net loss	7,862	14,684	299	1,401	1,316	1,502
Unrecognized prior service cost	(9,283)	(4,667)	(18)	4	(967)	(1,027)
Unrecognized net transition obligation	11	15	-	-	-	-
Accrued benefit cost at measurement date	(4,001)	(5,908)	(280)	(1,700)	(6,026)	(5,575)
Contributions during fourth quarter	-	801	15	-	-	-
Benefits paid	-	-	-	2,889	-	-
(Accrued) prepaid benefit cost at end of year	$ (4,001)	$ (5,107)	$ (265)	$ 1,189	$ (6,026)	$ (5,575)
Amounts recognized in the consolidated balance sheets consist of:						
Accrued benefit liability	$ (4,001)	$ (8,530)	$ (545)	$ (520)	$ (6,026)	$ (5,575)
Prepaid expense	-	-	-	1,189	-	-
Intangible asset	-	-	-	4	-	-
Accumulated other comprehensive income	-	3,423	280	516	-	-
	$ (4,001)	$ (5,107)	$ (265)	$ 1,189	$ (6,026)	$ (5,575)
Weighted average assumptions at measurement date						
Discount rate	6.25%	6.75%	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	8.50%	8.75%	N/A	N/A	N/A	N/A
Rate of compensation increase	4.00%	4.25%	4.00%	4.25%	N/A	N/A

The accumulated benefit obligation for both of the defined benefit plans was $40.8 million at December 31, 2003.

(In thousands)

	Pension Benefits			SERP Benefits		
	March 27, 2004	March 29, 2003	March 30, 2002	March 27, 2004	March 29, 2003	March 30, 2002
Service cost	$ 263	$ 4,041	$ 3,504	$ -	$ 93	$ 90
Interest cost	3,417	3,443	3,525	44	176	159
Expected return on plan assets	(3,860)	(4,630)	(4,774)	-	-	-
Net amortization and deferral	(356)	(356)	(481)	21	59	77
Curtailment income	(172)	-	-	-	-	-
Settlement expense	726	-	-	1,444	-	-
Net periodic benefit cost	$ 18	$ 2,498	$ 1,774	$ 1,509	$ 328	$ 326

(In thousands)

	Postretirement Benefits		
	March 27, 2004	March 29, 2003	March 30, 2002
Service cost	$ 232	$ 198	$ 201
Interest cost	398	368	352
Net amortization and deferral	(16)	(35)	(42)
Net periodic benefit cost	$ 614	$ 531	$ 511

Spartan Stores has assumed an average long-term expected return on pension plan assets of 8.50% as of March 29, 2004. The expected return is based on the assumption that future returns will approximate the historical long-term rates of return for each asset class.

Spartan Stores has an investment policy for the pension plan with a long-term asset allocation mix designed to meet the long-term retirement obligations. The asset allocation mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to approximate the prevailing targets. The following table summarizes actual allocations as of March 27, 2004, December 31, 2003 and December 31, 2002:

		Plan Assets		
	Target	March 27, 2004	Dec. 31, 2003	Dec. 31, 2002
Asset Category				
Equity securities	65.0%	65.1%	73.4%	61.6%
Fixed income	35.0	34.9	26.6	38.4
Total	100.0%	100.0%	100.0%	100.0%

The investment policy emphasizes the following key objectives: (1) maintain the purchasing power of the current assets and all future contributions by producing positive real rates of return on plan assets; (2) maximize return within reasonable and prudent levels of risk in order to minimize contributions and (3) control costs of administering the plan and managing the investments.

Spartan Stores expects to contribute $0.8 million to its defined benefit plans in fiscal 2005 to meet the minimum funding requirements.

Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement plan. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 5.00% for fiscal 2004, fiscal 2003 and fiscal 2002 and will remain at that level for all future years. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation by 0.98% and the periodic postretirement benefit cost by 0.66%. A 1% decrease in the assumed health care cost trend rate would decrease the accumulated postretirement benefit obligation by 0.90% and periodic postretirement benefit cost by 0.60%.

Note 9

Taxes on Income

The income tax provision for continuing operations is summarized as follows:

(In thousands)

	March 27, 2004	March 29, 2003	March 30, 2002
Currently (refundable) payable	$ (79)	$ (60)	$ 1,508
Deferred	(3,108)	(19,099)	3,968
	$ (3,187)	$ (19,159)	$ 5,476

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2004	2003	2002
Statutory income tax rate	35.0%	35.0%	35.0%
Tax credits	0.8	0.1	(0.2)
Research and development credit	-	-	(4.9)
Other	(0.8)	(0.2)	2.4
Effective income tax rate	35.0%	34.9%	32.3%

Deferred tax assets and liabilities resulting from temporary differences as of March 27, 2004 and March 29, 2003 are as follows:

(In thousands)

	2004	2003
Deferred tax assets:		
Employee benefits	$ 8,244	$ 10,721
Accounts receivable	1,155	1,263
Goodwill	7,438	12,467
Net operating loss	14,481	3,884
Asset impairment and closed store reserves	8,973	21,021
All other	2,756	3,016
Total deferred tax assets	43,047	52,372
Deferred tax liabilities:		
Depreciation	7,157	15,015
Inventory	1,532	4,948
All other	2,858	2,730
Total deferred tax liabilities	11,547	22,693
Net deferred tax asset	$ 31,500	$ 29,679

Spartan Stores has a net operating loss carryforward of $41.4 million, of which $11.1 million expires in fiscal year 2023 and $30.3 million expires in fiscal 2024.

Note 10

Shareholders' Equity

Spartan Stores has a shareholder-approved stock incentive plan covering 2,000,000 shares of Spartan Stores common stock. The plan provides for the granting of incentive stock options as well as non-qualified stock options, restricted stock and stock awards to directors, officers and other key associates.

Spartan Stores accounts for stock option grants in accordance with SFAS No. 123, and as allowed by this statement recognizes expense using the intrinsic value method prescribed by APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost has been recognized for stock option grants since the options have exercise prices equal to the fair market value at the date of grant. Options must be exercised within ten years of the date of grant.

Spartan Stores awarded 148,399 shares of restricted stock during fiscal 2004. These shares generally vest over a three-year period and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock-based compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period.

The authorization to grant options and restricted stock under the plan terminates on May 8, 2011. The following table also includes outstanding options granted under the 1991 Stock Option Plan. As of March 27, 2004, 723,197 shares remained unissued under the plan.

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Options outstanding at April 1, 2001	369,088	$ 7.58	
Granted	628,500	13.73	$ 6.29
Cancelled	(97,834)	11.34	
Options outstanding at March 30, 2002	899,754	$ 11.47	
Granted	753,784	6.60	$ 3.50
Exercised	(16,666)	7.44	
Cancelled	(217,633)	10.52	
Options outstanding at March 29, 2003	1,419,239	$ 9.08	
Granted	381,500	2.44	$ 1.20
Cancelled	(370,399)	8.81	
Options outstanding at March 27, 2004	1,430,340	$ 7.38	
Options exercisable at March 27, 2004	482,295	$ 9.58	

The following table sets forth options outstanding at March 27, 2004 by exercise price and remaining contractual life:

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life Years
$ 8.46 - 9.96	4,008	3.2 - 5.1
2.68 - 16.57	896,498	6.1 - 8.5
1.75 - 5.65	529,834	8.6 - 9.7
$ 1.75 - 16.57	1,430,340	8.06

Spartan Stores has a stock bonus plan covering 300,000 shares of Spartan Stores common stock. Under the provisions of this plan, officers and certain key associates of Spartan Stores may elect to receive a portion of their annual bonus in common stock rather than cash and will be granted additional shares of common stock worth 30% of the portion of the bonus they elect to receive in stock. Stock issued under the stock bonus plan is accounted for in accordance with APB Opinion No. 25. Compensation expense is recorded based upon the market price of the stock as of the measurement date. At March 27, 2004, 300,000 shares remained unissued under the plan.

Spartan Stores has an associate stock purchase plan covering 700,000 shares of Spartan Stores common stock. The plan provides that associates of Spartan Stores and its subsidiaries may purchase shares at 85% of the fair market value. At March 27, 2004, 199,823 shares had been issued under the plan.

Spartan Stores has a directors' stock purchase plan covering 25,000 shares of Spartan Stores common stock. The plan provides that directors of Spartan Stores may elect to receive at least 25% and up to 100% of their director's fees in the form of Spartan Stores common stock. At March 27, 2004, no shares remain available for issuance under this plan and use of the plan has been discontinued.

Spartan Stores had a long-term incentive plan covering 668,000 shares of Spartan Stores common stock. No amounts have been accrued and no shares have been or will be issued under this plan, as the plan was terminated.

Spartan Stores' restated articles of incorporation provide that the board of directors may at any time, and from time to time, provide for the issuance of up to 10 million shares of preferred stock in one or more series, each with such designations as determined by the board of directors. At March 27, 2004, there were no shares of preferred stock outstanding.

Note 11

Operating Segment Information

Using the management approach as required by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," Spartan Stores' operating segments are identified by products sold and customer profile and include the Retail and Grocery Distribution segments.

The operations of the Insurance, Real Estate and Convenience Distribution segments and a portion of the Retail segment are classified as discontinued operations. Residual real estate business operations are considered to be immaterial under the criteria in SFAS No. 131 and have not been separately classified. Those operations have been recorded in the Grocery Distribution segment. See Note 3 for further discussion. Segment information for earlier periods has been restated to reflect changes in the composition of the reportable segments.

The Retail segment operates supermarkets and deep-discount food and drug stores in Michigan and Ohio that typically offer dry grocery, produce, dairy products, meat, floral, seafood, health and beauty care, cosmetics, delicatessen and bakery goods. Larger retail stores also typically offer pharmacy services.

Spartan Stores' Grocery Distribution segment supplies Spartan Stores' retail stores and independent retail customers with dry grocery, produce, dairy products, meat, beverages, frozen food, seafood, floral, general merchandise, pharmacy and health and beauty care items. To supply its wholesale customers, Spartan Stores operates a fleet of tractors, conventional trailers and refrigerated trailers, substantially all of which are leased by Spartan Stores.

Identifiable assets represent total assets directly associated with the various operating segments. Eliminations in assets identified to segments include intercompany receivables, payables and investments.

The following tables set forth information about the Company by operating segment:

(In thousands)

	Retail	Grocery Distribution	Total
Year Ended March 27, 2004			
Net sales	$ 922,639	$ 1,132,338	$ 2,054,977
Depreciation and amortization	17,196	8,681	25,877
Operating (loss) earnings	(5,802)	18,364	12,562
Capital expenditures	7,567	3,972	11,539
Year Ended March 29, 2003			
Net sales	$ 880,494	$ 1,095,183	$ 1,975,677
Provision for asset impairments and exit costs	47,711	-	47,711
Depreciation and amortization	16,172	10,883	27,055
Operating (loss) earnings	(51,745)	13,387	(38,358)
Capital expenditures	8,341	3,763	12,104
Year Ended March 30, 2002			
Net sales	$ 931,973	$ 1,180,626	$ 2,112,599
Provision for asset impairments and exit costs	1,030	-	1,030
Depreciation and amortization	18,066	12,525	30,591
Operating earnings	17,604	13,689	31,293
Capital expenditures	9,815	7,683	17,498

	2004	2003	2002
Total assets			
Retail	$ 181,125	$ 190,428	$ 286,138
Grocery Distribution	202,825	238,744	168,195
Discontinued operations:			
Retail	5,680	67,913	165,574
Convenience Distribution	457	49,355	56,857
Grocery Distribution	226	1,368	31,445
Real Estate	910	1,577	36,076
Insurance	1,288	6,921	16,306
Total	$ 392,511	$ 556,306	$ 760,591

Note 12

Quarterly Financial Information (unaudited)

Earnings (loss) per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year. Stock sales prices are based on transactions reported on the NASDAQ Stock Market. The following financial information has been restated to exclude discontinued operations information.

(In thousands, except per share data)

	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Fiscal 2004					
Net sales	$ 2,054,977	$ 456,918	$ 644,119	$ 491,371	$ 462,569
Gross margin	378,616	83,462	116,203	93,380	85,571
(Loss) earnings from continuing operations before income taxes	(9,107)	(2,298)	(6,256)	4,219	(4,772)
(Loss) earnings from continuing operations	(5,920)	(1,491)	(4,069)	2,730	(3,090)
Discontinued operations, net of taxes	(778)	3,215	(8)	(958)	(3,027)
Net (loss) earnings	(6,698)	1,724	(4,077)	1,772	(6,117)
(Loss) earnings from continuing operations per share - Basic and Diluted	$ (0.30)	$ (0.07)	$ (0.20)	$ 0.14	$ (0.15)
Net (loss) earnings per share - Basic and Diluted	(0.33)	0.09	(0.20)	0.09	(0.31)
Common stock sale price - High	$ 6.07	$ 6.07	$ 5.96	$ 3.85	$ 2.90
Common stock sale price - Low	2.00	4.25	2.61	2.40	2.00

(In thousands, except per share data)

	Full Year (52 weeks)	4th Quarter (12 weeks)	3rd Quarter (16 weeks)	2nd Quarter (12 weeks)	1st Quarter (12 weeks)
Fiscal 2003					
Net sales	$ 1,975,677	$ 437,980	$ 612,909	$ 473,313	$ 451,475
Gross margin	366,795	79,322	109,829	90,632	87,012
Provision for asset impairments and exit costs	47,711	310	47,401	-	-
(Loss) earnings from continuing operations before income taxes	(54,950)	(11,435)	(53,537)	6,342	3,680
(Loss) earnings from continuing operations	(35,791)	(7,188)	(35,019)	4,033	2,383
Discontinued operations, net of taxes	(51,164)	(13,730)	(22,056)	(4,619)	(10,759)
Cumulative effect of a change in accounting principle	(35,377)	-	-	-	(35,377)
Net loss	(122,332)	(20,917)	(57,075)	(587)	(43,753)
(Loss) earnings from continuing operations per share - Basic and Diluted	$ (1.80)	$ (0.36)	$ (1.76)	$ 0.20	$ 0.12
Net loss per share - Basic and Diluted	(6.15)	(1.05)	(2.87)	(0.03)	(2.21)
Common stock sale price - High	$ 8.51	$ 3.89	$ 3.25	$ 4.80	$ 8.51
Common stock sale price - Low	1.21	1.52	1.21	2.80	3.74

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Spartan Stores, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Spartan Stores, Inc. and subsidiaries as of March 27, 2004 and March 29, 2003 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 27, 2004. These financial statements are the responsibility of Spartan Stores, Inc. management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Spartan Stores, Inc. and subsidiaries as of March 27, 2004 and March 29, 2003 and the results of their operations and their cash flows for each of the three years in the period ended March 27, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, during the year ended March 29, 2003, Spartan Stores, Inc. and subsidiaries changed its method of accounting for goodwill (Note 2) and discontinued operations (Note 3) to conform to Statement of Financial Accounting Standards Nos. 142 and 144.

Deloitte & Touche LLP
Grand Rapids, Michigan
April 30, 2004

Corporate Information

Transfer and Exchange Agent

LaSalle Bank N.A. Trust and Asset Management
135 South LaSalle Street
Chicago, Illinois 60603
312-904-2000

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
700 Bridgewater Place
333 Bridge Street NW
Grand Rapids, Michigan 49504
616-336-7900

Legal Counsel

Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street NW
Grand Rapids, Michigan 49503
616-752-2000

Investor Information

On May 21, 2004 there were approximately 765 shareholders of record of Spartan Stores, Inc. common stock.

Spartan Stores, Inc. common stock is listed on the National Market System of the NASDAQ Stock Market under the trading symbol "SPTN."

A copy of Spartan Stores, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended March 27, 2004, including the financial statements and financial statement schedule, may be obtained by any shareholder without charge by writing to:

Spartan Stores, Inc.
c/o Investor Relations
850 76th Street SW
Mailcode: GR761214
PO Box 8700
Grand Rapids, Michigan 49518-8700
616-878-8319
www.spartanstores.com

Spartan

850 76th Street SW
PO Box 8700
Grand Rapids, Michigan 49518
www.spartanstores.com